As filed with the U.S. Securities and Exchange Commission on November 5, 2025.

Registration No. 333-284075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

NewcelX Ltd.
(Exact name of registrant as specified in its charter)

_____________________________________

Switzerland	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

The Circle 6
8058 Zurich, Switzerland
Tel: +41.44.512.2150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copies to:

Oded Har-Even, Esq. Howard E. Berkenblit, Esq. Ron Ben-Bassat, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000	Dr. Matthias Courvoisier Baker McKenzie Switzerland AG Holbeinstrasse 30 Zurich, Switzerland 8034 Tel: +41 44 384 14 14	Oded Kadosh, Esq. Max Lindenfeld, Esq. Pearl Cohen Zedek Latzer Baratz LLP 7 Times Square, 19th Floor New York, New York 10036 Tel: (646) 878-0800

_____________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

*        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-4 (File No. 333-284075) of NewcelX Ltd., as successor to NLS Pharmaceutics Ltd., (the “Registration Statement”) is being filed solely for the purposes of (i) including language provided by Rule 473(b) of the Securities Act of 1933 for the automatic effectiveness of the Registration Statement 20 days following the filing of Amendment No. 2, (ii) updating the name of the registrant and (iii) filing updated Exhibits 23.2, 23.4 and 24.1 and in connection therewith to amend and restate the exhibit index set forth in Part II of the Registration Statement. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

The information in this Supplement to Proxy Statement/Prospectus is not complete and may be changed. This Supplement to Proxy Statement/Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Supplement Dated November 5, 2025 to
Proxy Statement/Prospectus Dated September 9, 2025

SUPPLEMENT TO
PROXY STATEMENT/PROSPECTUS

NEWCELX LTD.

NewcelX Ltd., or NewcelX, as successor to NLS Pharmaceutics Ltd., or NLS, previously registered with the U.S. Securities and Exchange Commission, or the SEC, 70,000,000 common shares, 0.03 Swiss Franc (CHF) par value per share, or the NLS Common Shares, and up to 70,000,000 pre-funded warrants to purchase 70,000,000 NLS Common Shares. NLS previously filed with the U.S. Securities and Exchange Commission, or the SEC, a Proxy Statement/Prospectus dated as of September 9, 2025, or the Prospectus, relating to the NLS Common Shares and pre-funded warrants to purchase NLS Common Shares. This prospectus supplement, or the Supplement, includes (i) NLS’s Unaudited Interim Condensed Financial Statements as of June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024; (ii) NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025; (iii) Kadimastem Ltd.’s, an Israeli publicly traded company limited by shares (TASE: KDST), or Kadimastem, Interim Condensed Financial Statements as of and for the six months ended June 30, 2025; (iv) Kadimastem’s Audited Financial Statements as of and for the years ended December 31, 2024 and 2023; and (v) NLS’s Unaudited Pro Forma Condensed Combined Financial Statements as of and for the six months ended June 30, 2025. Updates the information contained in the Prospectus and should be read together with the information in the Prospectus. The updates contained in this Supplement supersede any conflicting information contained in the Prospectus.

NewcelX’s common shares, 0.05 Swiss Franc (CHF) par value per share, or NewcelX Common Shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “NCEL”. On November 4, 2025, the last reported sale price of the NewcelX Common Shares on Nasdaq was $5.65.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in NewcelX Common Shares involves risks. See “Risk Factors” beginning on page 25 in the Prospectus.

The date of this Supplement to Proxy Statement/Prospectus is            , 2025.

Page
RECENT DEVELOPMENTS	1
NLS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025	2
KADIMASTEM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025	12
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF NLS FOR THE SIX MONTHS ENDED JUNE 30, 2025	20
ANNEX A UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS OF NLS AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024	A-1
ANNEX B KADIMASTEM LTD.’S INTERIM CONDENSED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025	B-1

i

RECENT DEVELOPMENTS

On September 29, 2025, the shareholders of NLS approved the transactions contemplated by the Agreement and Plan of Merger dated November 4, 2024, or the Merger, which was further amended on January 30, 2025, February 17, 2025, May 5, 2025, June 5, 2025, July 1, 2025, July 18, 2025, and August 29, 2025, or the Merger Agreement, and all related proposals at an extraordinary general meeting held on September 29, 2025, or the Meeting. The final exchange ratio, as calculated pursuant to a formula and in accordance with the terms of the Merger Agreement, or the Exchange Ratio, was determined on September 26, 2025, and under the approved terms, Kadimastem shareholders own approximately 84.4% of the combined company, while NLS shareholders retained approximately 15.6% ownership, reflecting the relative value contributions of each company and based on the estimated cash of NLS and Kadimastem and estimated indebtedness of NLS as measured at the close of business on the day preceding the Meeting.

As part of the capital structure measures approved at the Meeting, NLS shareholders authorized (i) a change in par value of the NLS Common Shares, the preferred shares of NLS, or the NLS Preferred Shares, and the preferred participation certificates of NLS, or the PPCs, to Swiss Franc (CHF) 0.005; (ii) a consolidation of each of the NLS Common Shares, NLS Preferred Shares and PPCs at a ratio of 1:10, or the Reverse Split, resulting in a new par value of CHF 0.05; and (iii) an ordinary capital increase, by way of contribution in kind of ordinary shares of Kadimastem, or the Kadimastem Ordinary Shares, to be issued to Kadimastem shareholders pursuant to the Exchange Ratio under the Merger Agreement, or the Capital Increase. At the Meeting, the NLS shareholders also authorized a change of NLS’s name to “NewcelX Ltd.”

On October 30, 2025, NLS and Kadimastem completed the Merger, and on October 31, 2025, the NewcelX Common Share began trading under NLS’s new name, “NewcelX Ltd.” and new symbol, “NCEL”.

NLS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our unaudited interim condensed financial statements and related notes as of and for the six months ended June 30, 2025, included as Exhibit 99.1 to this Report on Form 6-K. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, or the Annual Report, on file with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, but are not limited to, statements about:

•        the ability of NLS and Kadimastem to consummate the Merger;

•        the risks that the consummation of the Merger is substantially delayed or does not occur, for example due to the failure to obtain shareholder approval;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the expected benefits of the Merger;

•        the unexpected costs related to the proposed Merger;

•        the financial and business performance of NLS, including financial projections and business metrics and any underlying assumptions thereunder;

•        changes in NLS’s and Kadimastem’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        the implementation, market acceptance and success of NLS’s and Kadimastem’s business model;

•        NLS’s and Kadimastem’s ability to scale in a cost-effective manner;

•        developments and projections relating to NLS’s and Kadimastem’s competitors and industry;

•        NLS’s and Kadimastem’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        expectations regarding the time during which NLS will be an EGC under the JOBS Act;

•        NLS’s and Kadimastem’s future capital requirements and sources and uses of cash;

•        NLS’s and Kadimastem’s ability to obtain funding for their operations;

•        NLS’s and Kadimastem’s business, expansion plans and opportunities;

•        NLS’s and Kadimastem’s management and board of directors;

•        the listing of NLS’s securities on Nasdaq;

•        geopolitical risk and changes in applicable laws or regulations;

•        fluctuations in exchange rates between the foreign currencies in which NLS and Kadimastem typically do business and the United States dollar; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to the Annual Report, which was filed with the SEC, on May 16, 2025, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All information included herein relating to shares or price per share reflects the 1-for-40 reverse split effected by us on September 27, 2024. Unless otherwise indicated, “we,” “us,” “our,” the “Company” and “NLS” refer to NewcelX Ltd. and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

Overview

We are an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex CNS disorders who have unmet medical needs.

Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable Mazindol ER to provide potential therapeutic benefits in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. Recently, we launched a preclinical program evaluating Mazindol ER as a treatment for fentanyl dependence, aiming to offer a non-opioid alternative in combating the opioid crisis.

Our DOXA platform has made significant strides. The development of AEX-41 and AEX-2 compounds showcases our dedication to addressing unmet needs in sleep-wake disorders. Preliminary studies have yielded promising results, reinforcing our confidence in these compounds’ potential to transform patient care.

NLS has no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of June 30, 2025, we have an accumulated deficit of $74.8 million.

As of June 30, 2025, our cash and cash equivalents were $3.1 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this Report on Form 6-K. Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of revenues and the satisfaction of liabilities in the normal course of business. We have incurred losses from the inception of our operations. These factors raise substantial doubt about our ability to continue as a going concern.

Merger Agreement

In July 2024, we entered into a binding term sheet with Kadimastem, a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, whereby Kadimastem will become our wholly owned subsidiary, and Kadimastem’s shareholders will acquire an 85% interest in NLS, or the Transaction. Upon completion of the Transaction, which is subject to, among other things, approval by NLS and Kadimastem shareholders, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq Capital Market. Under the proposed terms, existing Kadimastem shareholders will hold 85% of the issued and outstanding shares of the merged company and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding shares of NLS.

The business combination will be accounted for using the acquisition method in accordance with IFRS 3 — Business Combinations (as a reverse acquisition ). Under this approach, Kadimastem is identified as the accounting acquirer and NLS as the accounting acquiree (legal acquirer). Consequently, the post-combination financial statements will reflect the historical results of Kadimastem, with a step-up to fair value for the identifiable assets and liabilities of NLS and recognition of any resulting goodwill or other identifiable intangible assets in accordance with IFRS 3. This conclusion is based on the fact that, upon closing, Kadimastem is expected to obtain control of the combined company’s board of directors and senior management, and Kadimastem’s pre-existing shareholders will hold the majority voting interest in the combined entity.

Components of Operating Results

Licensing Agreement

In February 2019, NLS entered into a license agreement or the EF License Agreement, with Eurofarma Laboratorios S.A., or Eurofarma, which provided Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to NLS’s patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement was in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances. Pursuant to the terms of the EF License Agreement, NLS was responsible for obtaining regulatory approval to market and commercialize Nolazol in the United States and Eurofarma was responsible for obtaining regulatory approval in South America; provided, however, that Eurofarma would inform NLS of any additional information that regulators in Latin America may require in order to seek marketing authorization which otherwise may not be required by the FDA, or the Supplemental U.S. Data.

Upon the execution of the EF License Agreement, Eurofarma paid NLS $2.5 million. In accordance with the EF License Agreement, NLS was also entitled to receive milestone payments as well as royalties from Eurofarma. The EF License Agreement was terminated on August 28, 2024, effective as of September 30, 2024. It was mutually agreed that neither party has any claims against the other in relation to the agreement or its termination. Consequently, the deferred revenues amounting to $2,500,000 was realized as of the termination date. in the Statements of Operations and Comprehensive loss as Other income due to the termination of the EF License Agreement.

Recent Financing Agreements

Private Placements

On March 20, 2024, we entered into a securities purchase agreement, or the March Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 common shares of the Company, 0.03 Swiss Franc (CHF) par value per share, or the Common Shares, at a purchase price of $0.25 per share. The offering closed on March 22, 2024. In addition, pursuant to the March Purchase Agreement, the investors received unregistered warrants to purchase up to an aggregate of 3,500,000 Common Shares at an exercise of $0.25 per share in a concurrent private placement. The warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The offering resulted in gross proceeds to us of $1,750,000.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 Common Shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 Common Shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance. The offering generated gross proceeds of approximately $786,660.

On September 16, 2024, we entered into a warrant amendment agreement with an institutional investor to amend warrants to purchase up to 172,836 Common Shares, adjusting the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. In exchange for the warrant amendment, the Company agreed to adjust the exercise price in the warrants to CHF 0.02, and following the Company increasing its authorized Common Shares, issued to the investor, pre-funded warrants to purchase up to 191,431 Common Shares.

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors. Under this agreement, we issued and sold 806,452 Common Shares and warrants to purchase an additional 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible Preferred Shares at a purchase price of $4.96 per share. The Preferred Shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible Preferred Shares starting six months after the closing and continuing as long as they own Preferred Shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

On October 9, 2024, the Company and certain existing warrant holders entered into warrant amendment agreements, or collectively, the October Warrant Amendment, to amend those warrants issued by the Company to such holders, collectively, to purchase up to 105,843 Common Shares issued to such holders, or the Existing Warrants. The October Warrant Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the October Warrant Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders pre-funded warrants to purchase up to 136,648 Common Shares, or the October Pre-Funded Warrants. Each October Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The October Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the October Pre-Funded Warrants are exercised in full.

On October 10, 2024, the Company successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 Common Shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

On December 4, 2024, we entered into a securities purchase agreement with an accredited investor, providing for the issuance in a private placement offering of 322,580 registered Common Shares, at a purchase price of $3.10 per common share, for aggregate gross proceeds of up to $1 million. The offering was structured in two tranches, with the first tranche of $500,000 closing in January 2025 following shareholder approval. The proceeds from the offering were intended to support our general corporate purposes and our proposed Merger with Kadimastem. The second tranche of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium. As of October 3, 2025, the condition for the second tranche has not yet occurred. The Company uses and intends to further use the net proceeds from the offering for working capital and general corporate purposes.

On March 27, 2025, we entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, or the March 2025 Offering, 1,212,122 Preferred Shares with a conversion price of $1.65 per share, as well as warrants to purchase 787,880 Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $2 million. The March 2025 Offering initially closed on March 28, 2025. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval. On June 26, 2025, we executed an amendment, or the Amendment, to the March 2025 SPA.

Pursuant to the terms of the Amendment, the investors agreed to purchase preferred participation certificates, or PPCs, in lieu of Preferred Shares with the same rights and privileges as the Preferred Shares. Pursuant to the terms of the Amendment, the Company agreed to issue 568,278 PPCs and 37,783 Preferred Shares, as well as warrants to purchase 393,939 Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $1 million. The second closing occurred on June 27, 2025.

In addition, on June 26, 2025, the Company and Alpha Capital Anstalt, or Alpha, entered into a side letter pursuant to which the Company agreed to issue Alpha pre-funded warrants to purchase 485,000 Common Shares in lieu of the Company’s prior agreement, contained in the March 2025 SPA, to issue Alpha 435,000 Preferred Shares (or their equivalent) to compensate Alpha for certain price protection issuances and registration obligations.

The initial and second closings of the March 2025 Offering resulted in aggregate gross proceeds to the Company of $3 million. The Company intends to use the net proceeds from the March 2025 Offering for working capital and general corporate purposes, including for expenses relating to the Merger.

Further, on March 31, 2025, the Company entered into a common shares purchase agreement with Alpha, or the Facility SPA, relating to a committed equity facility. Pursuant to the Facility SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of the Common Shares, subject to certain conditions and limitations set forth in the Facility SPA.

Upon the initial satisfaction of the conditions to Alpha’s obligation to purchase Common Shares set forth in the Facility SPA, or the Commencement, including that a registration statement registering the resale by Alpha of the Common Shares under the Securities Act that may be sold to it by the Company under the Facility SPA is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Alpha to purchase up to a specified maximum amount of Common Shares as set forth in the Facility SPA by delivering written notice to Alpha prior to the commencement of trading on any trading day. The purchase price of the Common Shares that the Company elects to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the Common Shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase Common Shares under the Facility SPA.

In connection with the execution of the Facility SPA, the Company agreed to issue a pre-funded warrant to purchase $250,000 in Common Shares to Alpha as consideration for its irrevocable commitment to purchase the Common Shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.

A. Operating Results

Operating Expenses

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited interim condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf as well as expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NewcelX is subject to corporate Swiss federal, cantonal and communal taxation in Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of June 30, 2025, we had tax loss carryforwards totaling $54.6 million. It is not likely that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 10.6%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 8.1% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our unaudited interim condensed financial statements included elsewhere in this Report on Form 6-K. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Six Months Ended June 30, 2025 and 2024

	For the Six Months Ended June 30,
	2025	2024
Research and development expenses	$142,083	$271,350
General and administrative expenses	1,637,132	1,782,142
Merger transaction costs	420,289	—
Operating loss	(2,199,504)	(2,053,492)
Other income (expense), net	(20,782)	104,643
Interest on related party loans	(385)	(86,985)
Net loss	$(2,220,671)	$(2,035,834)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Pre-clinical development	$29,417	$27,221
Clinical development	—	(4,017)
Clinical manufacturing costs	—	808
Staff costs	—	4,671
Share compensation expense	—	(3,569)
Subcontractors	62,666	76,236
Other, Licenses	50,000	170,000
Total	$142,083	$271,350

Our research and development expenses totaled $142,083 for the six months ended June 30, 2025, representing a decrease of $129,267, or 47.6%, compared to $271,350 for the six months ended June 30, 2024. This decrease was primarily due to delayed liquidity events and subsequent change in strategy, as we drastically reduced R&D costs and activities, terminated subcontractor and other R&D agreements. During the six months ended June 30, 2025, we continued to allocate our R&D resources to pre-clinical development of the DOXA program and to activities under our license with Aexon Labs Inc., or Aexon. As previously disclosed, on March 19, 2024, we entered into an exclusive license agreement with Aexon, pursuant to which we were obligated to make an upfront payment of $170,000 by March 31, 2024.

General and Administrative Expenses

Our general and administrative expenses totaled $1,637,132 for the six months ended June 30, 2025, representing a decrease of $145,010, or 8.1%, compared to $1,782,142 for the six months ended June 30, 2024. This reduction was primarily attributable to decreases in insurance costs related to directors’ and officers’ insurance coverage for members of our board of directors and senior management, as well as reductions in accounting services, staff, rent, legal counsel, marketing and communication costs, and travel expenses.

Merger transaction costs

Our Merger transaction costs totaled $420,289 for the six months ended June 30, 2025 compared to $0 for the for the six months ended June 30, 2024. These costs were primarily attributable to increase in legal counsel, audit and accounting fees related to the ongoing Merger transaction.

Operating Loss

As a result of the foregoing, our operating loss totaled $2,199,504 for the six months ended June 30, 2025, representing an increase of $146,012, or 7.1%, compared to $2,053,492 for the six months ended June 30, 2024.

Other Income/Expense, net

Other income consists of exchange rate differences. We recognized other expense of $20,782 for the six months ended June 30, 2025, representing a decrease of $104,643, or 119.9%, compared to income of $104,643 for the six months ended June 30, 2024. The increase in income was mainly attributable to favorable exchange rate differences.

Interest Expense

Interest expense consists of interest on notes payable, imputed interest, and interest on related-party short-term loans. Interest expense was $385 for the six months ended June 30, 2025, compared to $86,985 for the six months ended June 30, 2024, a decrease of $86,600, or 99.5%. The decrease reflects the lack of debt in the current period, as the Company paid its directors’ and officers’ (D&O) insurance policy in full during 2025 and had no related-party notes outstanding, whereas in the prior-year period the policy was financed through short-term notes payable and related party notes were converted in October 2024.

Net Loss

As a result of the foregoing, our net loss totaled $2,220,671 for the six months ended June 30, 2025, representing an increase of $184,837, or 9.1%, compared to $2,035,834 for the six months ended June 30, 2024.

Net Loss attributable to common shareholders

Our net loss attributable to holders of NLS Common Shares for the six months ended June 30, 2025 was $4,192,877 and for the six months ended June 30, 2024 was $2,035,834. The increase resulted from a deemed dividend totaling $1,845,839 for the incremental value from the modification of various warrants’ exercise price and the fair value of the make whole shares issued in connection with execution of March 2025 SPA and accrued dividends on preferred share of $126,367.

B.    Liquidity and Capital Resources

Overview

As of June 30, 2025, we had $3,072,376 in cash and cash equivalents.

The table below summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net cash used in operating activities	$(2,073,801)	$(1,530,498)
Net cash provided by financing activities	3,480,782	1,185,576
Effect of exchange rate changes on cash and cash equivalents	—	—
Net decrease in cash and cash equivalents	$1,406,981	$(344,922)

Operating Activities

Net cash used in operating activities was $2,073,801 for the six months ended June 30, 2025, representing an increase of $543,303, or 35.5%, compared with net cash used in operating activities of $1,530,498 for the six months ended June 30, 2024. The change in cash used in operating activities for the six months ended June 30, 2025 was due to our reporting a net loss of $2,220,671 for the six months ended June 30, 2025, representing an increase of $184,837, or 9.1%, compared with a net loss of $2,035,834 for the same period in 2024, driven primarily by (i) a $129,267 reduction in research and development costs for the six months ended June 30, 2025, (ii) a $145,010 reduction in general and administrative expenses for the six months ended June 30, 2025 and (iii) a $420,289 increase in merger transaction costs for the six months ended June 30, 2025.

Financing Activities

Net cash provided by financing activities of $3,480,782, for the six months ended June 30, 2025, consisted of $3,300,000 of net proceeds from the issuance of common shares in private placement offerings and proceeds from exercise of common share warrants of $182,782. Net cash provided by financing activities of $1,185,576, for the six months ended June 30, 2024, consisted of $1,380,291 of net proceeds from the issuance of common shares and on the note payable of $194,715. While the 2025 financings strengthened our liquidity position, our existing cash resources are not sufficient to fund operations for a period of one year from the date of issuance of these financial statements.

Accordingly, we will need to raise additional capital through equity or debt financings, strategic collaborations, or other arrangements in order to continue to fund operations. See “Recent Financing Agreements” above for additional details of these transactions.

Current Outlook

During the six months ended June 30, 2025, our operations have been primarily financed through the proceeds from the sale of our Common Shares, preferred shares and warrants. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of June 30, 2025, our cash and cash equivalents was $3,072,376. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the date of issuance of our financial statements for the six month ended June 30, 2025. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support our planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. We have completed various private financing rounds, a significant debt conversion and forgiveness agreement that contained numerous vendor buy-outs, and have identified a merger opportunity. However, our future viability depends on our ability to raise capital and extend payment terms with third-party creditors to support our on-going operations and long-term business objectives.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, while the short term loans were granted in Swiss francs, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the six months ended June 30, 2025, approximately 38.7% of our expenses were denominated in CHF and 5.3% in EUR, respectively. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 7.9% and 3.9%, respectively. However, these historical figures may not be indicative of future exposure.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an emerging growth company, or an EGC, can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the six months ended June 30, 2025, pursuant to those programs, please see “Operating Results — Operating Expenses — Research and Development Expenses,” and “Results of Operations — Comparison of the Six Months Ended June 30, 2025, and June 30, 2024 — Research and Development Expenses.”

D. Critical Accounting Estimates

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods.

A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” in our Annual Report.

Research and Development

Costs for research and development, or R&D of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgement is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized, and a full valuation allowance is therefore recognized.

Deferred Offering Costs — Equity Line of Credit

Deferred offering costs consist of legal, accounting, commitment fees, and other professional fees directly related to anticipated equity financings. Such costs are capitalized until the related equity issuance is completed, at which time they are recorded as a reduction of the offering proceeds. If the planned equity issuance is abandoned or the facility expires without utilization, the costs are expensed in the period of termination.

As of June 30, 2025, the Company had recorded $296,154 in deferred offering costs related to the establishment of its equity line of credit, which had not yet been utilized. The Company had no deferred offering costs outstanding as of June 30, 2024

KADIMASTEM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Kadimastem’s financial condition and results of operations for the six months ended June 30, 2025 and June 30, 2024 and for the years ended December 31, 2024 and 2023 and should be read in conjunction with the information included under “Kadimastem Business,” and Kadimastem’s financial statements and the accompanying notes included in the proxy statement/prospectus dated September 9, 2025, to which this Supplement relates and elsewhere in this Supplement, which were prepared in accordance with International Financial Reporting Standards, or IFRS. The discussion and analysis below are based on comparisons between Kadimastem’s historical financial data for different periods and include certain forward-looking statements about Kadimastem’s business, operations, and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors described in “Risk Factors” in the proxy statement/prospectus. Kadimastem’s actual results may differ materially from those expressed in, or implied by, those forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” in the proxy statement/prospectus.

Overview

Kadimastem is a clinical stage biotechnology company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. Kadimastem operates in the field of development of cell therapy, regenerative medicine, for the treatment of, among others, amyotrophic lateral sclerosis, or ALS, an incurable disease, for which Kadimastem received an orphan drug designation status from the U.S. Food and Drug Administration, or FDA, as well as cell therapy in the field of regenerative medicine for the treatment of diabetes, a disease that affects hundreds of millions of people worldwide, and its product has the potential to provide a cure for the disease. Kadimastem intends to be a leading company in the field of regenerative medicine products for the treatment of neurodegenerative diseases and a cure for diabetes.

Kadimastem is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, moving away from the traditional curative therapies. The technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapy is scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, Kadimastem uses pluripotent cells (e.g. embryonic stem cells — hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under Good Manufacturing Practices, or GMP guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. Kadimastem developed a new process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, unlike other technologies which transplant immature precursor cells. Thus, Kadimastem believes that its process will markedly enhance the efficiency of the treatment.

Kadimastem implements a technological platform that uses pluripotent stem cells, or PSCs either embryonic stem cells and/or induced pluripotent stem cells for the development and production of various active cells as off-the-shelf products for the treatment of a wide range of diseases. Its technological platform includes processes for the development, production and biobanks of cells at various stages of differentiation. As of the date of this proxy statement/prospectus, Kadimastem focuses on the development of cell therapy products in the field of regenerative medicine for the treatment of various diseases with an emphasis on (a) treatment and/or cure of neurodegenerative diseases of the central nervous system, or CNS, with the purpose of finding a treatment for ALS, and (b) development of a cure for Type 1 diabetes and possibly in the future, for Type 2 diabetic patients which are insulin dependent.

Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

Factors Affecting Our Performance and Related Trends (See “Risk Factors — Risks Related to Kadimastem’s Financial Position and Capital Requirements” in the Prospectus)

We believe that the key factors affecting our performance and financial performance include:

Kadimastem’s ability to generate revenue from a product candidate

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem has not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market Kadimastem’s products.

Kadimastem’s ability to assure that its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Kadimastem’s ability to procure regulatory approvals for its product candidates is critical to its success. Kadimastem has invested almost all of its efforts and financial resources in research and development of Kadimastem’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. Kadimastem’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as ALS, as well as a preclinical proof of concept program, IsletRx, human pancreatic islet like clusters for the treatment of insulin dependent diabetes.

Kadimastem’s ability to maintain current cash to fund its projected operating requirements.

Kadimastem’s ability to maintain sufficient current cash on hand to fund its projected operating requirements is critical to its success. Until Kadimastem can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. Kadimastem cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Results of Operations

The table below provides Kadimastem’s results of operations for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024	2023
	USD		USD
Revenues	—	—	—	—
Cost of Revenues	—	—	—	—
Gross Profit	—	—	—	—
Research and development	575,875	410,395	992,425	1,607,969
General and administrative	685,659	376,286	793,183	1,302,799
Sales and marketing	—	—	—	81,306
Other expenses (expenses for merger with NLS)	100,889	—	268,720	—
Operating loss	1,362,423	786,681	2,054,328	2,992,074
Financing expenses related to the conversion component and option of shareholders convertible loans and shareholders loan	9,923,013	360,855	5,043,768	238,770
Other financial income (expenses), net	(30,017)	124,256	87,368	78,054
Net financing expenses	9,892,996	485,111	5,131,136	316,824
Loss before taxes	11,255,419	1,271,792	7,185,464	3,308,898
Tax benefit	(50,961)	(35,463)	(7,131)	(54,475)
Net loss	11,204,458	1,236,329	7,178,333	3,254,423

Comparison of the Six Months Ended June 30, 2025 and 2024

Revenues

Kadimastem had no revenues from operations in each of the six months ended June 30, 2025, and June 30, 2024.

Cost of Revenues

Kadimastem had no costs of revenues from operations in each of the six months ended June 30, 2025, and June 30, 2024.

Research and Development Expenses

Research and development expenses were $575,875 for the six months ended June 30, 2025, representing an increase of $165,480 compared to $410,395 in the six months ended June 30, 2024. The increase is primarily attributable to numbers of batch manufacturing in preparation for Kadimastem’s clinical trials related to both ALS and diabetes, an increase in expenses relating to consultants and subcontractors, as well as an increase in share-based payments.

Over the past years, Kadimastem has maintained a strong focus on research and development in the field of medicine. Kadimastem has concentrated its efforts on developing innovative treatments for chronic and degenerative diseases, with key projects including AstroRx, a cell-based therapy for ALS, and IsletRx, a diabetes treatment aimed at insulin-dependent patients. Both programs are in advanced clinical development stages and reflect Kadimastem’s commitment to tackling complex medical challenges.

To support its research and development efforts, Kadimastem has established significant collaborations with leading academic institutions, including the Hadassah Medical Organization and Yeda Research and Development Company, granting it access to licensed stem cell patents and technical expertise. It has also secured funding from notable sources such as the Israel Innovation Authority and the BIRD Foundation, which have enabled Kadimastem to scale its operations and accelerate product development. As well as engagement with an international CDMO for large-scale batch manufacturing.

Sales and Marketing Expenses

Kadimastem had no sales and marketing expenses in each of the six months ended June 30, 2025, and June 30, 2024.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2025 were $685,659, representing an increase of $309,373 compared to $376,286 for the six months ended June 30, 2024. The increase was primarily attributable to an increase in share-based payment expenses, office rent and maintenance, and other general expenses. This was partially offset by lower professional services, legal services and salaries.

Other Expenses (Expenses for merger with NLS)

Other expenses (expenses for Merger with NLS) for the six months ended June 30, 2025 were $100,889, representing the expenses in connection with the Merger with NLS. There we no such expenses for the six months ended June 30, 2024, as the term-sheet agreement with NLS was signed in July 2024.

Operating Loss

Operating loss for the six months ended June 30, 2025, was $1,362,423, representing an increase of $575,742 compared to $786,681 for the six months ended June 30, 2024. The increase was primarily due to an increase in research and development expenses mainly batch, manufacturing, and share-based compensation in general and administrative expenses.

Financial expenses net

Finance expenses, net for the six months ended June 30, 2025, were $9,892,996, representing an increase of $9,407,885, compared to $485,111 for the six months ended June 30, 2024. The increase was primarily due to $9,957,470 of non-cash revaluation of convertible loans from shareholders and related parties, and other financial expenses of $30,017. These loans will be converted prior to the closing of the Merger with NLS.

Net Loss

The net loss for the six months ended June 30, 2025, was $11,204,458, representing an increase of $9,968,129 compared to a net loss of $1,236,329 for the for the six months ended June 30, 2024. The increase was primarily due to increase of $9,957,470 of non-cash revaluation of convertible loans from shareholders and related parties, combined with $1,281,445 of net loss due to the other factors described above. These loans will be converted prior to the closing of the Merger with NLS.

Comparison of the Years Ended December 31, 2024 and 2023

Revenues

Kadimastem had no revenues from operations in each of the years ended December 31, 2024, and December 31, 2023.

Cost of Revenues

Kadimastem had no costs of revenues from operations in each of the years ended December 31, 2024, and December 31, 2023.

Research and Development Expenses

Research and development expenses were $992,425 for the year ended December 31, 2024, representing a decrease of $615,544 compared to $1,607,969 in 2023. The decrease is primarily due to an efficiency program implemented by Kadimastem, which included a reduction in staff and service providers. In addition, during the reporting period, Kadimastem successfully completed the submission of the IND application to the FDA, an expensive process that included research work, testing, and very expensive regulation related expenses.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2024 were $0, a decrease of $81,306 from $81,306 for the year ended December 31, 2023. This decline was primarily attributed to reduced salary expenses and decreased spending on advertising and public relations.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2024 were $793,183, representing a reduction of $509,616 compared to $1,302,799 for the year ended December 31, 2023. This decrease was driven by cost-cutting measures as part of Kadimastem’s ongoing efficiency program as described above.

Other Expenses (Expenses for merger with NLS)

Other expenses (expenses for Merger with NLS) for the year ended December 31, 2024 were $268,720 representing the expenses in connection with the Merger with NLS. No such expenses for the year ended December 31, 2023, as there were no Merger expenses in 2023.

Operating Loss

Operating loss for the year ended December 31, 2024, was $2,054,328, representing a decrease of $937,746 compared to $2,992,074 for the year ended December 31, 2023. The decrease was primarily due to the decrease in research and development expenses, sales and marketing expenses, and general and administrative expenses.

Financial expenses net

Finance expenses, net for the year ended December 31, 2024, were $5,131,136, representing an increase of $4,814,312, compared to $316,824 for the year ended December 31, 2023. The increase was primarily due to the non-cash revaluation of derivative loans from related parties and non-cash financing expenses of lease liabilities.

Net Loss

The net loss for the year ended December 31, 2024, was $7,178,333, representing an increase of $3,923,910 compared to a net loss of $3,254,423 for the year ended December 31, 2023. The increase is primarily due to increase in non-cash revaluation of derivative loans from related parties, partly offset by decrease in general and administrative expenses and research and development expenses as part of the efficiency program as described above.

Liquidity and Capital Resources

Kadimastem is a research and development entity that funds its operations through capital raising, convertible loans, loans from interested parties, and national and international research grants. To enhance its exposure to capital markets, Kadimastem often engages external consultants.

Since Kadimastem’s inception, it has financed its operations primarily through the sale of equity securities, debt financing, convertible loans and royalty-bearing grants that Kadimastem has received from the Israel Innovation Authority. Kadimastem’s primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes.

Kadimastem has incurred significant losses and negative cash flows from operations. Net loss was $11,204,458 (of which $9,957,470 was due to derivative financial expenses) and $1,236,329 for the six months ended June 30, 2025, and June 30, 2024, respectively. During the six months ended June 30, 2025, and June 30, 2024, Kadimastem had negative cash flows from operations of $602,695 and $763,677, respectively. As of June 30, 2025, Kadimastem’s accumulated deficit was $87,734,255. Kadimastem has funded its operations to date through equity and debt financing and had cash on hand (including short-term bank deposits) of $298,932 as of June 30, 2025.

Kadimastem’s net loss during the fiscal years ended December 31, 2024, December 31, 2023 was $7,178,333, and $3,254,423, respectively. During the fiscal years ended December 31, 2024, and December 31, 2023, Kadimastem had negative cash flows from operations in the amount of $705,483, and $2,995,813, respectively. As of December 31, 2024, Kadimastem’s accumulated deficit was $76,529,697, compared to an accumulated deficit of $69,345,362 as of December 31, 2023.

Kadimastem monitors its cash flow projections on a current basis and take active measures to obtain the funding it requires to continue Kadimastem’s operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment. If Kadimastem is not successful in generating sufficient cash flow or completing additional financing, including debt refinancing which shall release restricted cash, then Kadimastem will need to execute a new cost reduction plan in addition to previous cost reduction plans that were executed so far. Kadimastem’s transition to profitable operations is dependent on generating a level of revenue adequate to support Kadimastem’s cost structure. Kadimastem expects to fund operations using cash on hand, through operational cash flows and raising additional proceeds. There are no assurances, however, that Kadimastem will be able to generate the revenue necessary to support Kadimastem’s cost structure or that Kadimastem will be successful in obtaining the level of financing necessary for Kadimastem’s operations. Management has evaluated the significance of these conditions and has determined that Kadimastem does not have sufficient resources to meet Kadimastem’s operating obligations for at least one year from December 31, 2024. These conditions raise substantial doubt as to Kadimastem’s ability to continue as a going concern. Kadimastem’s financial statements dated as of December 31, 2024 and June 30, 2025 have been prepared assuming that Kadimastem will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Kadimastem’s working capital is insufficient for its current operational requirements, making it dependent on raising additional funds. It plans to secure financing through private equity placements, registering shares on public stock exchanges, or raising capital from its existing shareholders.

Kadimastem’s future capital requirements will be affected by many factors, including Kadimastem’s revenue growth, the timing and extent of investments to support such growth, the development and regulatory approval of Kadimastem’s products, and many other factors as described under “Risk Factors” in the Prospectus.

To the extent additional funds are necessary to meet Kadimastem’s long-term liquidity needs as Kadimastem continues to execute Kadimastem’s business strategy, and cannot generate significant recurring revenues, profit and cash flow provided by operating activity, Kadimastem anticipates that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. However, such financing may not be available on favorable terms, or at all. In particular, the repercussions from inflation, economic uncertainty, as well as the war between Russia and the Ukraine and Israel, Hamas and Hezbollah, has resulted in, and may continue to result in, significant disruption of global financial markets, reducing Kadimastem’s ability to access capital. If Kadimastem is unable to raise additional funds when desired, Kadimastem’s business, financial condition and results of operations could be adversely affected.

Cash and Cash Equivalents

The balance of cash and cash equivalents for the six months ended June 30, 2025, was $298,932, representing a decrease of $249,352 compared to $548,284 for the six months ended June 30, 2024. The decrease is primarily due to the cash used in operation activities.

The balance of cash and cash equivalents for the year ended December 31, 2024, was $650,398, representing a decrease of $495,177, compared to $1,145,575 for the year ended December 31, 2023. The decrease is primarily due to the receipt of $1.7 million under a convertible loan agreement between Kadimastem and few shareholders, Alpha and Mr. Julien Ruggieri, of which $1.25 million was received on December 21, 2023, and $450,000 was received on April 20, 2024, and net cash used in operating activities for the year 2024 in the amount of $705,483.

Net Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025, was $602,695, representing a decrease of $160,982, compared to $763,677 for the six months ended June 30, 2024. This decrease is mainly due to the reduction of general and administration expenses (excluding the cash-based compensation).

Net cash used in operating activities for the year ended December 31, 2024, was $705,483, representing a decrease of $2,290,330 compared to $2,995,813 for the year ended December 31, 2023. This decrease was mainly due to the reduction in general and administrative expenses and Kadimastem’s efficiency measures during the reporting period which included a reduction in research and development expenses.

Net Cash Used in Investing Activities

Net cash received in investing activities for the six months ended June 30, 2025, was $0, reflecting a decrease of $30,319 compared to cash used of $30,319 for six months ended June 30, 2024. The change was mainly attributed to changes in pledged cash.

Net cash received from investing activities for the year ended December 31, 2024, was $161,394, reflecting an increase of $70,844 compared to cash from investing activities of $90,550 for the year ended December 31, 2023. The change was mainly attributed to purchases of fixed assets and changes in pledged cash.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the six months ended June, 30 2025, amounted to $277,932, representing an increase of $27,526 compared to $250,406 for the six months ended June 30, 2024. This increase was primarily due to .a loan received from Prof. Michel Revel, Kadimastem’s Chief Scientific Officer, director and significant shareholder of Kadimastem in the amount of $269 thousand, compared to loan of $458 thousand received from shareholders offset by repayment of lease liability in amount of $208 thousand during the first six months of 2024.

Net cash provided by financing activities for the year ended December 31, 2024, amounted to $89,270, representing a decrease of $2,311,803 compared to $2,401,073 for the year ended December 31, 2023. This decrease was primarily due to capital raised by Kadimastem and proceeds from a convertible loan during the year ended December 31, 2023.

During the six months ended June 30, 2025, the cash flow from financing activities included the receipt of a convertible loan from Kadimastem’s shareholders, in the amount of $278,000.

Financing Developments

Recent Developments (January 1, 2025 to the date of this proxy statement/prospectus):

On April 14, 2025, Kadimastem announced that, Mr. Julien Ruggieri, a significant shareholder of Kadimastem, provided Kadimastem with a written notice of his decision to convert $500,000 principal balance of the convertible loan granted by him to Kadimastem, excluding accrued interest of $60,479, into 279,952 Kadimastem Ordinary Shares and 349,940 non-listed warrants, exercisable into 349,940 Kadimastem Ordinary Shares, or the Ruggieri Warrants. The conversion was carried out in accordance with the terms of the convertible loan agreement dated October 16, 2023. In May 2025, as a result of the accrued interest amounting $60,479 (approximately NIS 222,867), Kadimastem issued to Mr. Ruggieri 36,233 Kadimastem Ordinary Shares and 9,960 non-listed Ruggieri Warrants, exercisable into 9,960 Kadimastem Ordinary Shares. The Ruggieri Warrants shall have an exercise price equal to 110% of the conversion price NIS 6.77 ($1.84 per warrant) and shall be exercisable for a period of 42 months from the date of issuance.

On April 23, 2025, Kadimastem announced that on April 22, 2025, Kadimastem’s audit committee and Board of Directors approved Kadimastem’s entry into a loan agreement, on beneficial terms, with Prof. Michel Revel, Kadimastem’s Chief Scientific Officer, who is also a significant shareholder and a director of Kadimastem, or the Loan Agreement, in accordance with the terms as follows:

1.      Upon approval by the Kadimastem Board, Prof. Revel shall provide Kadimastem with a loan in the amount of NIS 1 million ($269 thousand). The loan bears no interest and is not linked to any index and unsecured.

2.      The loan shall remain in effect for a period of one year, which shall automatically renew for consecutive 12-month periods, unless the parties agree to an earlier repayment in writing, at least 30 days prior to the end of the applicable term.

3.      As approved by the shareholders of Kadimastem, the loan shall be converted into Kadimastem Ordinary Shares, at the earlier of: (i) a date close to the Closing Date, if and when completed, at the market price as that time (calculated as the average share price of the 14 trading days prior to the conversion date); or (ii) alternatively, if Kadimastem conducts an equity financing round in proximity to the completion of the Merger, any other equity financing.

On July 16, 2025, the BIRD Foundation approved another milestone-based funding under the iTolerance Co-Development Agreement. The milestone payment is based on the significant progress demonstrated by the companies in the co-development of iTOL-102. The milestone payment approved by the BIRD Foundation amounts to approximately NIS 564,400 (approximately $166,000), bringing the total support from the BIRD Foundation to nearly NIS 3 million (approximately $833,000) to date.

Critical Account Estimates

The valuation of financial instruments, including the convertible loan components and options, depends on assumptions such as market volatility, interest rates, and discount rates, all of which are sensitive to market fluctuations.

Deferred taxes require projections of future taxable income, influenced by economic conditions and Kadimastem’s ability to generate profits. Similarly, the recoverability of intangible assets, such as goodwill, relies on future cash flow projections and discount rates, which are impacted by regulatory approvals and market conditions. Kadimastem’s going concern assumption also faces uncertainty, because it depends on securing additional funding and increasing revenues to address operational deficits. Interest rates play a critical role in these estimates, as they influence borrowing costs and the valuation of financial assets and liabilities.

The accounting for expected R&D grants involves assumptions about the timing and amount of receipts, which can be uncertain due to regulatory processes and associated conditions.

Quantitative and Qualitative Disclosure About Market Risk

Kadimastem is exposed to market risks in the ordinary course of Kadimastem’s business. Market risk represents the risk of loss that may impact Kadimastem’s financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments.

Interest Rate Risk

Following the date of this prospectus supplement, Kadimastem does not anticipate undertaking any significant long-term borrowings. At present, Kadimastem’s investments consist primarily of cash and cash equivalents and financial assets at fair value.

Following the date of this proxy statement/prospectus, Kadimastem may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of Kadimastem’s investment activities is to preserve principal while maximizing the income that it receives from its investments without significantly increasing risk and loss. Kadimastem’s investments are exposed to market risk due to fluctuation in interest rates, which may affect its interest income and the fair market value of its investments, if any. Kadimastem manages this exposure by performing ongoing evaluations of its investments. Due to the short-term maturities, if any, of its investments to date, their carrying value has always approximated their fair value. If Kadimastem decides to invest in investments other than cash and cash equivalents, it will be its policy to hold such investments to maturity in order to limit its exposure to interest rate fluctuations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. The following information and all other information contained in the Unaudited Pro Forma Condensed Combined Financial Statements contained elsewhere in this Report on Form 6-K reflects a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024, that became effective in Switzerland on September 27, 2024. The reverse stock split was at a ratio of 1-for-40.

The following unaudited pro forma condensed combined financial statements combine the historical financial information of Kadimastem and the financial statements of NLS, giving effect to NLS’s acquisition of Kadimastem. On November 4, 2024, NLS, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of NLS, or the Merger Sub and Kadimastem entered into the Merger Agreement, pursuant to which (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company and (ii) at the effective time of the Merger, or the Effective Time, each issued and outstanding Kadimastem Ordinary Share will be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable NLS Common Shares pursuant to a formula and in accordance with the terms of the Merger Agreement, or the Exchange Ratio. The initial Exchange Ratio was estimated to result in Kadimastem shareholders holding 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments as of the closing of the transactions contemplated by the Merger Agreement, or the Closing of the Merger, including as a result of estimated cash at the Measurement Date (as defined in the Merger Agreement) of NLS and Kadimastem and estimated indebtedness of NLS at the Measurement Date. The initial targeted fully diluted share split of 85%/15% was subject to adjustment pursuant to the terms of the Merger Agreement, including estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” contained in NLS’s Report on Form 6-K furnished to the SEC on October 6, 2025 and in NLS’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 16, 2025), the parties have approved at the extraordinary general meeting of the shareholders of NLS on September 29, 2025 that the fully diluted share split at the Closing will be 84.4% to Kadimastem shareholders and 15.6% to NLS shareholders. For accounting purposes, Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 84% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with International Financial Reporting Standards, or IFRS, as applicable to be determined at the time of Merger.

Kadimastem will be treated as the accounting acquirer, Kadimastem’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the financial statements will be those of Kadimastem. NLS’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and with the assets and liabilities of Kadimastem along with the results of operations of Kadimastem and NLS after the consummation of the Merger. The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, whereby the assets acquired and liabilities assumed are recognized based upon their estimated fair values at the acquisition date.

The unaudited pro forma combined balance sheet as of June 30, 2025, assumes that the Merger took place on June 30, 2025, and reflects the combined historical balance sheets of Kadimastem and NLS. The unaudited pro forma combined statement of operations for the six months ended June 30, 2025, assumes the Merger took place on January 1, 2024. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2024, assumes the Merger took place on January 1, 2024. Each statement presents the combined historical results of operations of Kadimastem and NLS, giving effect to pro forma adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate Kadimastem and NLS historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Kadimastem’s historical audited financial statements for the twelve months ended December 31, 2024 and NLS’s historical audited consolidated financial statements for the years ended December 31, 2024 are included elsewhere in this Report on Form 6-K. The historical financial statements of Kadimastem and NLS have been adjusted to give pro forma effect to events in accordance with Article 11 of Regulation S-X under Securities Act of 1933, as amended.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that would have been realized had Kadimastem and NLS been a combined company during the specified period.

The unaudited pro forma adjustments represent NLS’s best estimates based on currently available information and assumptions management believes are reasonable, as described in the accompanying notes. In summary, the unaudited pro forma condensed combined financial statements reflect the following adjustments: (1) payments for transaction-related costs; (2) the conversion of the convertible component of Kadimastem’s loan and the exercise of warrants, resulting in an increase to the cash balance; (3) the recording of goodwill as part of the Merger; (4) the conversion of related-party loans by Kadimastem into equity; (5) the recording of accruals for transaction-related costs; (6) the elimination of Kadimastem’s share capital and share premium, and NLS’s accumulated deficit in connection with the reverse triangular merger; and (7) the recording of NLS Common Shares issued as part of the Merger to the Kadimastem shareholders, as Kadimastem will be the surviving operating entity for accounting purposes.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Unaudited Pro Forma Condensed Combined Balance Sheets

	As of June 30, 2025
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Pre-Merger Transaction Accounting Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS:
Current assets:
Cash and cash equivalents	$298,932	$3,072,376	$—		$1,952,409	(A)	$5,073,717
					(50,000)	(B)	—
					(200,000)	(B)	—
Accounts receivable	55,753	—	—		—		55,753
Prepaid expenses and other current assets	—	963,511	—		—		963,512
Total current assets	354,685	4,035,887	—		1,702,409		6,092,982

Non Current assets:
Intangible assets-In-process research and development (IPR&D) & goodwill	—	—	—		16,404,422	(L)	16,700,576
					296,154	(K)
Deferred offering costs	—	296,154	—		(296,154)	(K)	—
Property and equipment, net	106,168	5,303	—		—		111,471
Other assets	—	283	—		—		283
Total non-current assets	106,168	301,740	—		16,404,422		16,812,330
Total Assets	$460,853	$4,337,628	$—		$18,106,831		$22,905,312

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT):
Current liabilities:
Accounts payable, including related party of $10,000 as of June 30, 2025, for NLS	659,513	1,021,052	—		—		1,680,565
Related party short-term loan	1,081,257	—	—		(1,081,257)	(A)	—
Other accrued liabilities	672,301	434,069	—		150,000	(B)	1,356,370
					100,000	(B)
Loan from bank	351,073	—	—		—		351,073
Convertible loan	1,115,065	—	—		(1,115,065)	(A)	—
Conversion component of convertible loan and warrants	11,662,604	—	—		(11,662,604)	(A)	—
Total current liabilities	15,541,813	1,455,121	—		(13,608,926)		3,388,008
Total liabilities	15,541,813	1,455,121	—		(13,608,926)		3,388,008

Commitments and Contingencies

Shareholders’ (deficit) equity:
Share Capital, no par value, 4,649,940 shares issued and outstanding at June 30, 2025	1,324,178	—	—		(1,324,178)	(H)	—
Share premium	64,847,190	—	—		(64,847,190)	(H)	—

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Unaudited Pro Forma Condensed Combined Balance Sheets — (Continued)

	As of June 30, 2025
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Pre-Merger Transaction Accounting Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Preferred participation certificates, CHF 0.03 ($0.0369) par value; 583,198 registered certificates issued and outstanding at June 30, 2025 and Pro forma CHF 0.05 ($0.0621) 58,319 registered shares and outstanding, respectively	—	21,424	—		(17,800)	(K)	3,624
Preferred shares, CHF 0.03 ($0.0369) par value; 1,249,904 registered shares issued and outstanding at June 30, 2025 and Pro forma CHF 0.05 ($0.0621) par value 49,535 registered shares and outstanding, respectively	—	42,539	(28,452)	(C)	(11,009)	(K)	3,078
Common shares, CHF 0.03 ($0.0369) par value; 4,152,056 registered shares issued and outstanding at June 30, 2025 and Pro forma CHF 0.05 ($0.0621) par value, 5,543,040 registered shares issued and outstanding, respectively	—	153,141	28,452	(C)	1,901,330	(J)	344,472
			3,771	(D)	(1,742,222)	(K)
Additional paid-in-capital	8,521,873	77,361,856	(3,771)	(D)	15,811,335	(A)	109,790,330
					1,324,178	(H)
					64,847,190	(H)
					(74,346,453)	(I)
					(1,901,330)	(J)
					1,771,030	(K)
					16,404,422	(L)
Accumulated deficit	(87,734,255)	(74,805,306)			(350,000)	(B)	(88,584,255)
					(150,000)	(B)
					74,455,306	(I)
Foreign currency translation/Accumulated other comprehensive loss	(2,039,946)	108,853	—		(108,853)	(I)	(2,093,946)
Total shareholders’ (deficit) equity	(15,080,960)	2,882,507	—		31,715,757		22,905,312
Total Liabilities and Shareholders’ (Deficit) Equity	$460,853	$4,337,628	$—		$18,106,831		$22,905,595

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2025
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Transaction Accounting Adjustments		Notes	Pro Forma Combined
OPERATIONS:
Operating Expenses:
Research and development expenses	$575,875	$142,083	$—			$717,958
General and administrative expenses	685,659	1,637,132	71,671		(G)	2,394,462
Merger transaction costs	100,889	420,289	—			521,178
Total operating expenses	1,362,423	2,199,504	71,671			3,633,598

Operating loss	(1,362,423)	(2,199,504)	(71,671)			(3,633,598)

Other income (expense):
Financing expenses related to the conversion component and options of convertible loans and shareholder loans	(9,923,013)	—	9,923,013		(A)	—
Other income (expense), net	54,475	(20,782)	—			33,693
Interest expense	(24,458)	(385)	—			(24,843)
Total other income (expense)	(9,892,996)	(21,167)	9,923,013			8,850

Net loss	(11,255,419)	(2,220,671)	9,851,342			(3,624,748)
Deemed dividend-make whole shares	—	(1,231,900)	—			(1,231,900)
Deemed dividend-warrants	—	(613,939)	—			(613,939)
Accrued dividends on preferred shares	—	(126,367)	—			(126,367)
Tax benefit	50,961	—	—			50,961
Net loss attributable to common shareholders	$(11,204,458)	$(4,192,877)	$9,851,342			$(5,545,993)

Basic and diluted loss per common share	$(2.81)	$(1.05)	$—			$(0.98)

Weighted average common shares used in computing basic and diluted net loss per common share	4,320,900	4,004,867	1,649,018	(i)		5,653,885

____________

(i)      This gives effect to the reverse stock split of 1-for-10 as of October 30, 2025.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

	For the Twelve Months Ended December 31, 2024
	Kadimastem Ltd.		NLS Pharmaceutics, Ltd. And Subsidiaries		Transaction Accounting Adjustments		Notes	Pro Forma Combined
OPERATIONS:
Operating expenses:
Research and development expenses	$992,425		$422,051		$—			$1,414,476
General and administrative expenses	793,183		3,214,224		117,919		(F)	4,125,326
Merger transaction costs	268,720		743,838		—			1,012,558
Total operating expenses	2,054,328		4,380,113		117,919			6,552,360

Operating loss	(2,054,328)		(4,380,113)		(117,919)			(6,552,360)

Other income (expense):
Other income due to the termination of Eurofama License Agreement	—		2,499,969		—			2,499,969
Financing expenses related to the conversion component and options of convertible loans and shareholder loans	(5,043,768)		—		5,043,768		(A)	—
Other income (expense),net	6,000		49,351		—			55,351
Interest expense	(93,368)		(45,054)		—			(138,422)
Interest expense on related party loans	—		(104,963)		104,963		(E)	—
Total other income (expense)	(5,131,136)		2,399,303		5,148,731			(2,416,898)

Net loss	(7,185,464)		(1,980,810)		5,030,812			(4,135,462)
Deemed dividend	—		(2,076,180)		—			(2,076,180)
Tax benefit	7,131		—		—			7,131
Net loss attributable to common stockholders	$(7,178,333)		$(4,056,990)		$5,030,812			$(6,204,511)

Basic and diluted loss per share	$(1.71	)(ii)	$(2.63	)(i)	$—			$(1.19)

Weighted average common shares used in computing basic and diluted net loss per common share	4,193,689	(ii)	1,543,283	(i)	3,653,424	(iii)		5,196,708

____________

(i)      This gives effect to the reverse stock split of 1-for-40 as of September 27, 2024.

(ii)     Adjusted retroactively due to (A) the rights issue under the shelf offering by way of rights published by NLS in 2022 in such a way that each shareholder who held 100 Shares would be entitled to purchase 1 rights unit, with 1 rights unit consisted of 32 Shares, and the total price of each rights unit was USD $10 and the total number of rights units offered was up to 14,623,392 rights units, and (B) the reverse share split conducted by Kadimastem in March 2024, at a 10-for-1 ratio.

(iii)    This gives effect to the reverse stock split of 1-for-10 as of October 30, 2025.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Notes to accompanying Unaudited Pro Forma Condensed Combined Financial Statements

1.           Description of the Proposed Transaction and Basis of Presentation

NLS, a biopharmaceutical company, and Kadimastem, a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced on November 4, 2024 that they have entered into the Merger Agreement to combine the two companies to focus on advancing NLS’s promising, first-in class Dual Orexin Agonist platform, or DOXA, and Kadimastem’s allogenic cell therapy program with its clinical assets (mainly targeting diabetes and amyotrophic lateral sclerosis (ALS), with Phase 2a studies that are planned to be initiated in the U.S. following the closing of the transaction). AstroRx® Phase 2a study cost estimation is about $12 million. The necessary steps for study initiation include completion of AstroRx® clinical production by contract development and manufacturing organization and contract signing with medical centers and clinical teams. Following the Closing, NLS intends to divest its other legacy assets (including the mazindol ER but excluding the DOXA platform), or the Legacy Assets, and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement, or the CVR Agreement, will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) NLS will issue NLS Common Shares to Kadimastem’s shareholders based on an initial target fully diluted share split, post-Merger, of 85% to Kadimastem shareholders and 15% to NLS shareholders, in exchange for 100% of issued and outstanding Kadimastem Ordinary Shares. The initial targeted fully diluted share split of 85%/15% was subject to adjustment pursuant to the terms of the Merger Agreement, including estimated cash at the Measurement Date of NLS and Kadimastem and estimated indebtedness of NLS at the Measurement Date. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment per the Merger Agreement) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” contained in NLS’s Report on Form 6-K furnished to the SEC on October 6, 2025 and in NLS’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 16, 2025), the parties have agreed that the fully diluted share split at the Closing will be approximately 84% to Kadimastem shareholders and 16% to NLS shareholders. The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the boards of directors of NLS and Kadimastem, and Kadimastem’s shareholders. The board of directors of NLS has resolved, subject to customary exceptions, to recommend that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein. The parties expect the Merger to close in October 2025, pending customary closing conditions, including Nasdaq Stock Market LLC approval.

The most recent financial information available for NLS for the six months ended June 30, 2025, and twelve months December 31, 2024, have been prepared in accordance with accounting principles generally accepted in the U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification and Accounting Standards Updates of the Financial Accounting Standards Board.

The most recent financial information available for Kadimastem Ltd. for the six months ended June 30, 2025, and twelve months December 31, 2024, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or the IASB.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with the regulations of the SEC and with IFRS as issued by the IASB. The unaudited pro forma condensed combined financial statements combine the historical balance sheets and statements of operations of NLS Pharmaceutics Ltd. and Kadimastem Ltd. to illustrate how the Merger might have affected the historical financial statements if the transaction had been completed on June 30, 2025, for purposes of the balance sheet, and on January 1, 2024, for purposes of the statements of operations for the twelve months ended December 31, 2024, and the six months ended June 30, 2025. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended.

Upon completion of the Merger, management will conduct a comprehensive review of both entities’ accounting policies. Based on NLS’s initial analysis, currently, adjustments for the acceleration of the stock compensation expense were identified in Note (G) and reflected in the unaudited pro forma condensed combined financial information.

For accounting purposes, the Merger is expected to be treated as a reverse triangular merger pursuant to IFRS 3, Business Combinations, such that NLS has been identified as the legal acquirer as it intends to issue securities to Kadimastem whose equity interests are acquired (legal acquiree) and Kadimastem will be the acquirer for accounting purposes. The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with IFRS, as applicable to be determined at the time of Merger.

Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes, and Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 84% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. Kadimastem is anticipated to be the accounting acquirer because it is anticipated to control the board of directors, management of the combined company, and the preexisting shareholders of Kadimastem are currently anticipated to have the majority voting rights of the combined company.

2.      Pro Forma Adjustments

NLS is providing the unaudited pro forma condensed combined information for illustrative purposes only and such pro forma information does not represent the consolidated results or financial position of NLS had its acquisition of Kadimastem been completed as of the dates indicated. The companies may have performed differently had they been combined during the periods presented. Specifically, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, revenue enhancements or restructuring costs that the combined company may achieve or incur as a result of the acquisition. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies been combined during the periods presented. Further, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma adjustments in the unaudited pro forma condensed combined balance sheet as of June 30, 2025, and statement of operations for the six months ended June 30, 2025 and twelve months ended December 31, 2024, are as follows:

(A)    Adjustment for gross cash proceeds of approximately $1,952,409 related to Kadimastem convertible loans converted on October 9, 2025 and 1,088,842 warrants also to be exercised at the time of Closing. The loan agreements entered on October 16, 2023, from several shareholders include warrants that will be granted to the lenders upon conversion of the loan into shares. The non-marketable warrants will be issued at a rate equal to 125% of the total loan conversion shares outstanding at the effective time of conversion. The exercise price of the warrants will be equal to a rate of 110% of the conversion share price, and the exercise period will be 42 months from the date of their issuance;

(A)    Adjustment for $1,081,257 related to conversion of loans from related parties as noted above at the Closing;

(A)    Adjustment for $1,115,065 related to conversion of loans from related parties as noted above at the Closing;

(A)    Adjustment for $11,662,604 related to conversion of convertible loan and warrants as noted above at the Closing;

(A)    Adjustment to remove $9,923,013 of non-cash revaluation expense of convertible loans from shareholders and related parties related to loans converted as noted above at the Closing as if the Merger took place on January 1, 2025, for the six months ended June 30, 2025;

(A)    Adjustment to remove $5,043,728 of non-cash revaluation expense of convertible loans from shareholders and related parties related to loans converted as noted above at the Closing as if the Merger took place January 1, 2024, for the twelve months ended December 31, 2024;

(B)    Adjustment to record additional non-recurring NLS transaction costs of approximately $350,000 for legal, audit and other professional service provider expenses and director and officer tail insurance that were not included as part of the transaction costs recorded as of June 30, 2025, for $420,289. For the transaction costs incurred and recorded subsequent to June 30, 2025, $200,000 has been paid in cash and $150,000 has been accrued for purposes of payment subsequent to the Closing;

(B)    Adjustment to record additional non-recurring Kadimastem transaction costs of approximately $150,000 for legal, audit and other professional service provider expenses that were not incurred or accrued as of June 30, 2025, of $100,889. For the transaction costs incurred and recorded subsequent to June 30, 2025, $50,000 has been paid in cash and $100,000 has been accrued for purposes of payment subsequent to the Closing;

(C)    Adjustment for $28,452 to record conversion of 754,545 of the NLS’s Preferred Shares pursuant to the securities purchase agreement NLS entered into with three accredited investors on March 27, 2025 into 754,545 NLS Common Shares;

(D)    Adjustment of $3,771 to record 100,000 NLS Common Shares pursuant to a warrant exchange agreement entered on August 5, 2025, with Alpha. The agreement exchanged a certain common share purchase warrant dated October 10, 2024 to purchase 207,913 of NLS Common Shares previously issued to the Alpha under a securities purchase agreement dated October 9, 2024, between NLS and certain accredited investors, for 100,000 NLS Common Shares;

(E)    Adjustment to remove $104,963 of interest expenses related to loans converted at the Closing as if Merger took place on January 1, 2024, for the twelve months ended December 31, 2024;

(F)    Adjustment for the twelve months ended December 31, 2024, of $117,919 to accelerate share-based compensation expense for NLS options based on IFRS accounting requirements at the Closing;

(G)    Adjustment for the six months ended June 30, 2025 of $71,671 to accelerate share-based compensation expense for NLS options based on IFRS accounting requirements at the Closing;

(H)    Adjustment to record elimination of $1,324,178 of share premium and $64,847,190 common stock of Kadimastem at the Closing;

(I)     Elimination of NLS accumulated deficit of $74,455,306 and accumulated other comprehensive loss of $108,853 at the Closing;

(J)     Adjustment of $1,901,330 to record issuance of 5,042,379 (50,423,799 pre-split) NLS Common Shares to Kadimastem at CHF 0.03 par value (USD $0.0377) upon the Closing to currently represent 84% currently estimated ownership in NLS;

(K)    Adjustment to: (i) additional paid-in capital at the amount of $1,771,030, (ii) PPCs at the amount of $17,800, (iii) Preferred Shares at the amount of $11,009, Common Shares at the amount of $1,742,222 and (v) deferred costs at the amount of $296,504 for recapitalization of the reverse stock split of 1-for-10, par value adjusted to CHF 0.05 ($0.0621) and deferred offering costs to goodwill at Closing;

(L)  To reflect the preliminary allocation in the unaudited pro forma condensed combined financial statements, management has estimated the purchase price allocation based on currently available information. The carrying value of NLS’s net assets is assumed to approximate fair value, and the excess of the purchase consideration over the estimated fair value of those net assets has been preliminarily allocated to intangible assets — specifically, in-process research and development, or IPR&D — and goodwill. This allocation is consistent with the guidance in IFRS 3, Business Combinations, which requires that identifiable intangible assets and goodwill be recognized at their respective fair values as of the acquisition date. The allocation is subject to change upon completion of the Merger and finalization of the purchase price allocation analysis; however, this allocation may be adjusted upon the Closing based on the final purchase price analysis to be conducted upon the Closing.

Amount
Purchase price consideration(1)(2)	$18,640,774
Total consideration	$18,640,774
Assets acquired:
Cash	$2,872,376
Prepayments and other current assets	963,511
Property and equipment and other assets	5,586
Intangible assets-IPR&D & Goodwill(3)	16,700,576
Total assets acquired	20,542,422
Liabilities assumed:
Accounts payable and accrued liabilities and other	$1,605,121
Total liabilities assumed	1,605,121
Estimated fair value of net assets acquired	$18,936,928

____________

(1)      See Note 5 below.

(2)    The preliminary purchase price of approximately $18.6 million has been allocated primarily to intangible assets — primarily intangibles assets IPR&D and goodwill. This estimate is based on management’s assessment of the currently available information, as a formal third-party valuation has not yet been completed. These indefinite-lived intangible assets will not be amortized but will be tested for impairment at least annually, or more frequently if indicators of impairment arise.

(3)    These intangible assets are not expected to be deductible for tax purposes. Given the preliminary nature of the purchase price allocation, the final allocation at closing may be adjusted. Any remaining consideration not assigned to identifiable net assets — including IPR&D — will be recognized as goodwill in accordance with IFRS 3, Business Combinations (paragraphs 32 – 34). For purposes of this pro forma presentation, NLS has aggregated indefinite-lived intangible assets, and goodwill as distinguishing between them does not impact the current presentation.

3.      Earnings Per Share and Common Share Reconciliation

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the outstanding NLS Common Shares and NLS Common Shares underlying NLS Preferred Shares and Preferred Participation Certificates pursuant to which Kadimastem agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio, per each such Kadimastem Ordinary Share, assuming the Merger and related transactions occurred on January 1, 2024.

An analysis of the number of outstanding NLS Common Shares post-Merger is as follows assuming an Exchange Ratio of 7.06 shares of NLS for 1 share of Kadimastem Ordinary Shares:

	Pre-Split and Recapitalization	Post-Split and Recapitalization*
NLS Common Shares June 30, 2025, weighted average shares outstanding	4,004,867	400,487

NLS Common Shares post-Merger:
Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares and PPCs*	6,115,056	611,507
NLS Common Shares issued to Kadimastem shareholders including convertible loans, restricted share units, or restricted share units, and options	50,423,799	5,042,379
Total NLS Common Shares and NLS Common Shares underlying outstanding Preferred Shares and PPCs outstanding at Closing	56,538,856	5,653,885
NLS Common Shares underlying warrants and options	3,205,330	320,533
Total NLS Common Shares outstanding as of Closing – Diluted	59,744,186	5,974,418

____________

*        Represents NLS’s outstanding shares as of October 3, 2025.

*        This gives effect to the reverse stock split of 1-for-10 as of October 30, 2025.

4.      Reverse Stock Split

NLS filed a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 18, 2024. The reverse split became effective in Switzerland on September 18, 2024. The reverse stock split was at a ratio of 1-for-40. In addition, on September 29, 2025, the NLS’s shareholders approved a further reverse stock split at a ratio of 1-for-10, or the 2025 RSS. The accompanying unaudited pro forma condensed combined financial information does not give effect to the 2025 RSS, as certain procedural and regulatory steps required under Swiss corporate law remain outstanding before the split can be effectuated and become effective for accounting and reporting purposes.

On October 30, 2025, in connection with the Merger, the Registrant effected a 1-for-10 reverse stock split of the Company’s Common Shares, Preferred Shares and PPCs. The transactions contemplated by the Merger Agreement (including the Merger and the reverse stock split) were approved by the Company’s shareholders at the extraordinary general meeting of shareholders held on September 29, 2025.

5.      Estimated Purchase Price Consideration

On November 4, 2024, NLS, Kadimastem and Merger Sub entered into the Merger Agreement, pursuant to which, Merger Sub will merge with and into Kadimastem, with Kadimastem surviving as a wholly-owned subsidiary of NLS.

Pursuant to the Merger Agreement, the Kadimastem shareholders agreed to convert their share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio, per each such Kadimastem Ordinary Share.

The following is a summary of the components of the estimated consideration in equity if the acquisition of Kadimastem had occurred on October 3, 2025:

Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares, options and warrants*	9,320,386
Estimated Kadimastem Shares at time of the Merger (assuming exercise of all Common Warrants into NLS Common Shares)*	7,295,376

Elimination of Kadimastem Ordinary Shares	(7,295,376)
Issuance of NLS Common Shares to Kadimastem shareholders including convertible loans, RSUs and options	50,423,799
Total NLS Common Shares and NLS Common Shares underlying outstanding Preferred Shares and Preferred Participation Certificates outstanding at Closing	56,538,856
Exchange Ratio:	6.9117

____________

*        Represents NLS’s outstanding shares as of October 3, 2025.

The Merger will be considered an acquisition of a business and will be accounted for under IFRS 3 which will require the measurement of assets acquired and liabilities to be determined at the time of the Closing. The acquisition-date fair value of the consideration transferred will be calculated based on the equity interests held by NLS’s preexisting shareholders and retained post-combination. The estimated fair value of the purchase price consideration will be determined at the time of the Closing based on the fair market value of NLS Common Shares and will be allocated based on the assets and liabilities of NLS that will be reflected at carrying value and the net assets of NLS, including goodwill and other identifiable intangible assets of NLS will be recorded based upon their fair values at time of Closing.

The estimated fair value of the purchase price consideration will be based upon the number of NLS Common Shares expected to be outstanding at the time of the Merger along with the market price of the NLS Common Share on the date of the Closing. As of October 3, 2025, NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares, options and warrants are 9,320,387 NLS Common Shares and based upon a $2.00 closing price of NLS Common Shares the preliminary purchase price consideration is approximately $18,640,774. The market price of NLS Common Shares has been deemed to be more reliably measurable than the value of the Kadimastem’s equity interests because, prior to the Closing, Kadimastem is traded on the Tel Aviv Stock Exchange which is not considered as reliable as the Nasdaq Capital Market, where NLS securities are traded.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of the Legacy Assets. Therefore, these assets are not intended for use in the combined company’s future operations. It is expected that the proceeds from any sale or disposition of all or any part of the Legacy Assets will be distributed to the shareholders and warrant holders of NLS as of immediately prior to the Effective Time pursuant to the terms and conditions of the CVR Agreement. If a sale is not achieved, the combined company does not intend to further develop these assets internally. Due to the uncertainty surrounding the realization of any sale, the likelihood of contingent proceeds is considered remote and of minimal value. Accordingly, these Legacy Assets and any related contingent distribution have not been recognized in the preliminary valuation.

Annex A

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS AS OF
JUNE 30, 2025

AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

NLS PHARMACEUTICS LTD.
UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Annex A-1

NLS PHARMACEUTICS LTD.
INTERIM CONDENSED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,072,376	$1,665,395
Prepaid expenses and other current assets	963,511	560,157
Total current assets	4,035,887	2,225,552

Deferred offering costs	296,154	—
Property and equipment, net	5,303	7,290
Other assets	283	283
Total assets	$4,337,628	$2,233,125

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable, including a related party of $10,000 and $15,000, as of June 30, 2025 and December 31, 2024, respectively	$1,021,052	$515,486
Other accrued liabilities	434,069	311,278
Total liabilities	1,455,121	826,764

Commitments and contingencies (Note 5)

Shareholders’ equity(deficit)
Preferred participation certificates, CHF 0.03 ($0.0369) par value, 583,198 registered shares issued and outstanding at June 30, 2025, and 206,452 at December 31,2024.	21,424	8,586
Preferred shares, CHF 0.03 ($0.0369) par value, 1,249,904 registered shares issued and outstanding at June 30, 2025, and none at December 31, 2024.	42,539	—
Common shares, CHF 0.03 ($0.0369) par value, 4,152,056 registered shares issued and outstanding at June 30, 2025 and 3,159,535 at December 31, 2024.	153,141	118,918
Additional paid-in capital	77,361,856	75,600,478
Accumulated deficit	(74,805,306)	(74,430,474)
Accumulated other comprehensive loss	108,853	108,853
Total shareholders’ equity (deficit)	2,882,507	1,406,361
Total liabilities and shareholders’ equity (deficit)	$4,337,628	$2,233,125

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

Annex A-2

NLS PHARMACEUTICS LTD.
UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2024
OPERATIONS
Operating expenses:
Research and development	$142,083	$271,350
General and administrative	1,637,132	1,782,142
Merger transaction costs	420,289	—
Total operating expenses	2,199,504	2,053,492
Operating loss	(2,199,504)	(2,053,492)

Other income (expense):
Other income (expense), net	(20,782)	104,643
Interest expense	(385)	(11,012)
Interest expense on related party loans	—	(75,973)
Total other income (expense)	(21,167)	17,658
Net loss	(2,220,671)	(2,035,834)
Deemed dividends – make whole shares	(1,231,900)	—
Deemed dividends-warrants	(613,939)	—
Accrued dividends on preferred shares	(126,367)	—
Net loss attributable to common shareholders	$(4,192,877)	$(2,035,834)

Basic and diluted net loss per common share	$(1.05)	$(1.94)

Weighted average common shares used in computing basic and diluted net loss per common share	4,004,867	1,048,632

COMPREHENSIVE LOSS
Other comprehensive loss:
Net loss	$(2,220,671)	$(2,035,834)
Effect of exchange rate changes	—	121,428
Defined pension plan adjustments	—	40,850
Comprehensive loss	$(2,220,671)	$(1,873,556)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

Annex A-3

NLS PHARMACEUTICS LTD.
UNAUDITED INTERIM CONDENSED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024

	Preferred Participation Certificates		Preferred Shares		Common Shares		Additional Paid in Capital	(Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, JANUARY 1, 2025	206,452	$8,586	—	$—	3,159,535	$118,918	$75,600,478	$(74,430,474)	$108,853	$1,406,361
Issuance of equity in private placement offerings, net	568,278	20,332	1,249,904	42,539	161,290	5,394	3,231,735	—	—	3,300,000
Issuance of common shares due to exercise of warrants	—	—	—	—	76,847	2,570	178,212	—	—	180,782
Issuance of pre-funded preferred shares in private placement offerings, net	360,000	11,799	—	—	—	—	(11,799)	—	—	—
Conversion of preferred participation certificates into common shares	(551,532)	(19,293)	—	—	754,384	26,259	(6,966)	—	—	—
Share-based compensation	—	—	—	—	—		46,248	—	—	46,248
Deemed dividend-make whole shares	—	—	—		—		(1,231,900)	1,231,00	—	—
Deemed dividend- warrants	—	—	—		—		(613,939)	613,939	—	—
Accrued dividends on preferred shares	—	—	—	—	—		(126,367)	—	—	(126,367)
Pre-funded warrant issued as a deferred offering cost	—	—	—	—	—	—	296,154	—	—	296,154
Net loss	—	—	—	—	—	—	—	(2,220,671)	—	(2,220,671)
BALANCE, JUNE 30, 2025	583,198	$21,424	1,249,904	$42,539	4,152,056	$153,141	$77,361,856	$(74,805,306)	$108,853	$2,882,507
	Preferred Participation Certificates		Preferred Shares		Common Shares		Additional Paid in Capital	(Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, JANUARY 1, 2024	—	$—	—	$—	810,723	$27,625	$61,670,367	$(70,373,484)	$(158,071)	$(8,833,563)
Issuance of common shares in private placement offerings, net	—	—	—	—	175,000	5,964	1,374,327	—	—	1,380,291
Share-based compensation	—	—	—	—	—	—	58,570	—	—	58,570
Defined pension plan adjustments	—	—	—	—	—	—		—	40,850	40,850
Effect of exchange rate changes on short-term loans	—	—	—	—	—			—	121,428	121,428
Net loss	—	—	—	—	—	—		(2,035,834)		(2,035,834)
BALANCE, JUNE 30, 2024	—	$—	—	$—	985,723	$33,589	$63,103,265	$(72,409,318)	$4,207	$(9,268,258)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

Annex A-4

NLS PHARMACEUTICS LTD.
UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
Operating Activities:
Net loss	$(2,220,671)	$(2,035,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,986	5,704
Share-based compensation expense	46,248	58,570
Periodic pension costs	—	40,850
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(403,354)	687,545
Accounts payable	505,566	(49,249)
Interest payable	—	86,985
Other accrued liabilities	(3,576)	(325,069)
Net cash used in operating activities	(2,073,801)	(1,530,498)

Financing Activities:
Proceeds from the issuance of common shares in private placement, net	3,300,000	1,380,291
Proceeds from exercise of common share warrants	180,782	—
Payments on notes payable	—	(194,715)
Net cash provided by financing activities	3,480,782	1,185,576

Change in cash and cash equivalents	1,406,981	(344,922)
Cash and cash equivalents at the beginning of period	1,665,395	897,680
Cash and cash equivalents at the end of period	$3,072,376	$552,758

Supplemental disclosure of non-cash and financing activities:
Issuance of note payable for prepaid insurance	$—	$396,000
Pre-funded warrant issued as a deferred offering cost	$296,154	$—
Deemed dividends on make whole shares and warrants	$1,845,839	$—
Issuance of pre-funded preferred shares in private placement offerings, net	$11,799	$—
Conversion of preferred participation certificates into common shares	$6,966	$—
Accrued dividends on preferred shares	$126,367	$—

The accompanying notes are an integral part of these unaudited interim condensed financial statements.
Annex A-5

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) and its wholly-owned subsidiaries NLS Pharmaceutics (Israel) Ltd., an Israeli company (the “Merger Sub”) and NLS Pharmaceutics Inc., a Delaware corporation, (“NLS Inc.”), is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

The accompanying consolidated financial statements include the results of the Company, NLS Inc. and the Merger Sub. All references hereinafter to the Company mean the Company and its subsidiaries NLS Inc. and the Merger Sub.

On January 7, 2025, the Company convened an extraordinary shareholders’ meeting (the “Meeting”), at which the shareholders approved the proposal of the Board of Directors to reduce the nominal value of each registered share (common and preferred shares, if any) and each preferred participation certificate (if any) equally to CHF 0.03 ($0.0369) per share, with the released amounts to be allocated to the Company’s reserves. The par value was reduced from CHF 0.80 ($0.88) per share, and this change has been reflected retrospectively in all periods presented.

Agreement and Plan of Merger

On November 4, 2024, the Company, the Merger Sub, and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.03 Swiss Franc (CHF) par value per share, of the Company (“common share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It was initially anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding common shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform (such assets to be disposed, the “Legacy Assets”). It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrant holders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of a contingent value rights agreement, (the “CVR Agreement”).

At the Effective Time, each:

•        Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable common shares equal to the Exchange Ratio;

•        option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase common shares in accordance with the terms of the Merger Agreement; and

Annex A-6

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

•        each common share issued and outstanding immediately prior to the Effective time, and each common share acquirable upon the exercise of outstanding warrants and pre-funded warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right (“CVR”) pursuant to the terms of the Merger Agreement and the CVR Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the Company’s board of directors (the “Board”) and Kadimastem’s board of directors, and the Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

The Merger Agreement contains customary termination rights for each of the Company and Kadimastem. The Merger Agreement also provides that the Company shall pay to Kadimastem a termination fee of $10.0 million plus the Company Operating Expenses (as defined in the Merger Agreement), and the Transaction Expenses (as defined in the Merger Agreement) if the Company terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

On June 5, 2025, the Company entered into a fourth amendment (the “Fourth Amendment”) to the Merger Agreement. The previous amendments to the Merger Agreement were limited to extending the dates for consummation of the merger and related closing conditions.

Pursuant to the terms of the Fourth Amendment, the parties clarified the definition and calculation of “Exchange Ratio” (as defined in the Merger Agreement) to account for the valuation of the Company and the Combined Company (as defined in the Merger Agreement) and to reflect the initial target post-Closing fully diluted share split between the shareholders of Kadimastem and the shareholders of the Company of 85% (Kadimastem shareholders) and 15% (Company shareholders). In addition, pursuant to the terms of the Fourth Amendment, the parties clarified the potential adjustments to such initial target as a result of the Closing Cash (as defined in the Merger Agreement), the Closing Indebtedness (as defined in the Merger Agreement), the Parent Adjusted Cash Amount (as defined in the Merger Agreement), and any adjustments thereto.

In addition, pursuant to the terms of the Fourth Amendment, the parties clarified that, notwithstanding anything to the contrary contained in the Merger Agreement, unless the Company has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets (as defined in the Merger Agreement), or unless otherwise determined by the board of directors of the Company, the Company shall, beginning on the one-year anniversary of the Closing (as defined in the Merger Agreement), abandon attempts to consummate the Legacy Sale (as defined in the Merger Agreement) and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

Finally, the parties revised the closing conditions to require that the Company shall have convened a shareholder meeting for the election of the Kadimastem board members as members of the board of the Company, effective as of the Effective Time (as defined in the Merger Agreement), and such individuals shall have been so elected at such shareholder meeting.

Except as stated above, the Fourth Amendment does not make any other substantive changes to the Merger Agreement.

On August 29, 2025, the Company entered into a seventh amendment (the “Seventh Amendment”) to the Merger Agreement that were limited to extending the dates for consummation of the merger and related closing conditions.

Pursuant to the Seventh Amendment, the parties agreed to extend the termination date of the Merger Agreement from August 31, 2025, to October 31, 2025, to facilitate completion of the merger.

The parties remain focused on and fully committed to aligning their efforts to completing the merger as soon as possible and with the utmost diligence. The parties are actively working to fulfill all commitments related to the process and adhere to the requirements set forth by all regulatory agents.

Annex A-7

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Contingent Value Right Agreement

Prior to the Closing, the Company will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Going Concern

As of June 30, 2025, the Company had an accumulated deficit of approximately $74.8 million and the Company incurred an operating loss for the six months ended June 30, 2025, of approximately $2.2 million. The Company also used approximately $2.1 million of cash in operating activities during this period. To date, the Company has dedicated most of its financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of June 30, 2025, the Company’s cash and cash equivalents were approximately $3.1 million. The Company’s existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these unaudited interim condensed financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. The Company is actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these unaudited interim condensed financial statements.

Accordingly, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these unaudited interim condensed financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these unaudited interim condensed financial statements do not necessarily purport to represent realizable or settlement values. These unaudited interim condensed financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the six months ended June 30, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future interim periods.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2024 filed with the Securities Exchange Commission on May 16, 2025.

Annex A-8

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Effective September 27, 2024, the Company filed amended articles of association with the commercial registry of Zurich reflecting an increase in share capital to CHF 937,600, divided into 1,172,000 registered shares with a nominal value of CHF 0.80 each and filed for a 1-for-40 reverse share split. The number of shares outstanding before and after the reverse split were adjusted accordingly on a retrospective basis. Further, on January 14, 2025, the shareholders of the Company approved a change in the par value of the common share from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025. All share amounts reflect the par value of CHF 0.03 ($.0369) which has been applied retrospectively to all periods presented in these interim financial statement as of June 30, 2025.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these unaudited interim condensed financial statements, the Company’s significant estimates include the valuation allowance related to the Company’s deferred tax assets, the share-based compensation, and deemed dividends resulting from the triggering of down round provisions embedded in equity-linked instruments.

JOBS Act Accounting Election

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company intends to take advantage of the exemptions until it is no longer an EGC.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At June 30, 2025 and 2024, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

Functional Currency

The Company has operations in Switzerland and the United States. The Company’s functional currency is the U.S. dollar (“USD”). The results of its non-USD based operations are translated to USD at the average exchange rates during the year. The Company’s assets and liabilities are translated using the current exchange rate as of the balance sheet date and shareholders’ equity is translated using historical rates. Foreign exchange transaction gains and losses are included in other income/expense in the Company’s results of operations and comprehensive loss.

Research and Development

Costs for research and development, or R&D of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value,” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

Annex A-9

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 —	unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.
Level 2 —	pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
Level 3 —

pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying value of the Company’s accounts payable and accruals approximates fair value due to the short-term nature of these liabilities. The Company did not hold any cash equivalents.

Deferred Offering Costs — Equity Line of Credit

Deferred offering costs consist of legal, accounting, commitment fees, and other professional fees directly related to anticipated equity financings. Such costs are capitalized until the related equity issuance is completed, at which time they are recorded as a reduction of the offering proceeds. If the planned equity issuance is abandoned or the facility expires without utilization, the costs are expensed in the period of termination.

As of June 30, 2025, the Company had recorded $296,154 in deferred offering costs related to the establishment of its equity line of credit, which had not yet been utilized. The Company had no deferred offering costs outstanding as of June 30, 2024.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is “more-likely-than-not” to be sustained were it to be challenged by a taxing authority.

The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

Annex A-10

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Share-Based Compensation

The Company measures all share-based awards granted based on the fair value on the date of the grant and recognizes compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures related to share-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The Company classifies share-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each share option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate and expected dividend rate. The grant date fair value of a common share is determined by the board of directors (the “Board of Directors”) considering, among other factors, the assistance of a valuation specialist and management. The grant date fair value of a common share is determined using the valuation methodologies, which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, and risk-free interest rate.

Preferred Shares and Preferred Participation Certificates

Upon issuance of a convertible preferred share instrument, the Company evaluates its classification as either equity or debt. In accordance with ASC 480, the Company’s preferred shares and preferred participation certificates (“PPCs”) were classified as permanent equity as it does not contain any mandatorily redeemable provisions. Further, in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in an Entity’s Own Equity,” the preferred shares and PPCs did not meet any of the criteria that would preclude equity classification. The Company concluded that the preferred shares were more akin to an equity-type instrument than a debt-type instrument, therefore the conversion features associated with the convertible preferred shares and PPCs were deemed to be clearly and closely related to the host instrument and were not bifurcated as a derivative under ASC 815.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants, options to purchase common shares and shares issuable upon the conversion of preferred shares and PPCs.

A summary of the potentially dilutive securities that were excluded from diluted net loss per share each year because their effect would be antidilutive are presented as follows:
	June 30,
	2025	2024
Share options	34,417	38,873
Warrants (excluding pre-funded)	2,450,454	575,878
Convertible preferred shares	1,863,032	—
	4,347,903	614,751

Annex A-11

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Segment Reporting

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly provided to the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM uses consolidated net income (loss) to assess performance, evaluate cost optimization, and allocate resources, including personnel-related and financial or capital resources, in the annual budget and forecasting process, as well as budget-to-actual variances on a monthly basis. As such, the Company has determined that it operates as one operating and reportable segment.

The significant expenses regularly reviewed by the CODM are consistent with those reported on the Company’s consolidated statement of operations and expenses are not regularly reviewed on a more disaggregated basis for assessing segment performance and deciding how to allocate resources. The CODM does not regularly review total assets for the Company’s single reportable segment as total assets are not used to assess performance or allocate resources.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 requires public business entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages. The guidance requires the rate reconciliation to include specific categories and provides further guidance on disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income (loss) from continuing operations by the applicable statutory rate.

For entities reconciling to the US statutory rate of 21%, this would generally require disclosing any reconciling items that impact the rate by 1.05% or more. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted.

The adoption of ASU 2023-09 is expected to have a financial statement disclosure impact only and is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Disaggregation of Income Statement Expenses” a new accounting standard to improve the disclosures about an entity’s expenses and address requests from investors for more detailed information about the types of expenses included in commonly presented expense captions. The new standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with retrospective application permitted. The Company is evaluating the disclosure requirements related to the new standard and its impact on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements currently in effect that may impact its consolidated financial statements and does not believe any other recently issued standards will have a material impact on its financial position or results of operations.

Annex A-12

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of June 30, 2025, and December 31, 2024:

	June 30, 2025	December 31, 2024
Vendor prepayments	$24,330	$65,237
VAT recoverable and other current assets	29,873	49,479
Other short-term receivables	536,690	400,000
Prepaid insurance	188,151	42,470
Prepaid expenses	184,467	2,970
Total prepaid expenses and other current assets	$963,511	$560,157

Note 4

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of June 30, 2025, and December 31, 2024:

	June 30, 2025	December 31, 2024
Professional consultants’ expenses	$104,814	$110,345
Stamp tax	112,965	125,793
Accrued board fees	73,021	47,586
Other accrued expenses	16,902	27,554
Accrued dividends on preferred share	126,367	—
Total other accrued liabilities	$434,069	$311,278

Note 5

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a license agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Annex A-13

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations.

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position.

On May 9, 2025 the Company filed its response denying any liability and raised a counterclaim in CHF 30’000 plus 5% interest accrued since June 29, 2022. The proceedings have been stayed upon the parties’ common request until October 15, 2025, to allow settlement discussions, before Université de Lausanne filed its response to NLS’ counterclaim. Parties are currently negotiating a possible amicable resolution of their dispute.

Note 6

Equity:

Preferred Shares and PPCs

On October 9, 2024, the Company entered into a securities purchase agreement, or the Debt Securities Purchase Agreement, (“Debt SPA”) with an accredited investor, pursuant to which in exchange for the satisfaction of the Company’s debt in the aggregate amount of $4.0 million held by the investor, the Company agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 per share (rounded). The preferred shares contain an initial conversion price of $4.96 per share. The transactions contemplated by the Debt SPA closed on October 10, 2024. Pursuant to the Debt SPA, the Company agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Any additional preferred shares issued upon the investor’s right being exercised will be identical to the initial preferred shares except the conversion price will be based on the average daily closing sale price of common shares for the five trading days prior to the investor giving notice of its intent to exercise its rights. Additionally, pursuant to the Debt SPA, the Company agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of the Company’s securities for one year following the closing. In addition, the Company agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares.

In October 2024, the Company amended and restated its articles of association to designate 806,452 of preferred shares with a par value of 0.03 CHF ($.03689 USD) (the “Preferred Shares”) in connection with the execution of a securities purchase agreement. The Preferred Shares have the following rights, preferences and privileges:

•        Accrue dividends at an annual rate of eight percent (8%) of the stated value of the preferred shares from the date of issuance;

•        Stated value and initial conversion price of $4.96, subject to adjustment, for share splits, dividends and the subsequent sale or issuance of equity and equity-linked instruments with an effective price per share that is lower than the initial conversion price (“Down Round Provision”); and

•        Have no voting rights.

Upon any liquidation, dissolution or winding up of the Company, the preferred shareholders will be entitled to receive an amount equal to the stated value of any Preferred Shares held at the time of such an event prior to any holders of common shares.

Annex A-14

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

On November 13, 2024, as disclosed in the Company’s Report on Form 6-K filed with the SEC on November 15, 2024, the Company filed amended and restated articles of association with the commercial registry of the Canton of Zurich, Switzerland, to reflect the following:

•        Capital increase of CHF 29,887.20 through the issuance of 37,359 registered common shares with a nominal value of CHF 0.80 each.

•        Conversion of 598,539 registered common shares into 598,539 registered preferred shares with a nominal value of CHF 0.80 each.

•        Exchange of 207,913 registered common shares and 806,452 registered preferred shares into 1,014,365 non-voting registered PPCs with a nominal value of CHF 0.03 ($.03689 USD) each.

PPCs have no voting rights and have the same rights, preferences and privileges as the Preferred Shares. Following this transaction, and in connection with the creation of the PPCs, one of the Company’s accredited investors elected to exchange 806,452 of its previously held Preferred Shares for an equivalent number of PPCs. This exchange reduced the number of outstanding Preferred Shares accordingly, while increasing the number of outstanding PPCs by the same amount. As a result, there were no Preferred Shares outstanding for U.S. GAAP purposes as of December 31, 2024.

On March 27, 2025, the Company entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, 1,212,122 Preferred Shares and warrants to purchase common shares with an initial conversion price of $1.65 per share and exercise price of $1.80, for aggregate gross proceeds of $2 million. The March 2025 SPA closed in two separate tranches on March 28, 2025 and June 27, 2025.

Pursuant to the terms of the March 2025 SPA, the Company issued an aggregate of 1,249,904 Preferred Shares, 568,278 PPCs, and 1,181,818 common share warrants with an exercise of $1.80 per share exercisable immediately for five years and received gross proceeds of $3,000,000 or $1.65 per unit of a Preferred Share or PPC and warrant issued (the “March 2025 Offering”).

The initial conversion and exercise prices in the Preferred Shares, PPC and common share warrants issued in March and June 2025 are subject to adjustment, for share splits, dividends and the subsequent sale or issuance of equity and equity-linked instruments with an effective price per share that is lower than the initial conversion price.

During the six months ended June 30, 2025, the Down Round Provision embedded in the October 2024 Preferred Shares and PPCs was triggered twice. Once in January 2025 with the sale of common shares at $3.10 (see below) and by the March 2025 SPA which resulted in the conversion price of the outstanding Preferred Shares or PPCs being reduced from $3.10 to $1.65. The impact of the triggering of these Down Round Provisions is disclosed in more detail below in the subheading titled Deemed Dividends.

In connection with the January 2025 trigger, the Company issued 360,000 PPCs to the preferred shareholders in the October 2024 issuance. During the six months ended June 30, 2025, 551,532 PPCs were converted into 754,384 common shares.

As of June 30, 2025 and December 31, 2024, the total issued and outstanding Preferred Shares and PPCs were 1,249,904 and 583,198 and 1,249,904 and 206,452, respectively. As of June 30, 2025, the PPCs issued and outstanding of 583,198 consist of 14,920 issued on October 9, 2024 with the Debt SPA with a stated value of $74,003 convertible into 44,850 common shares and the 568,278 issued in the March 2025 SPA issuable into 568,278 common shares.

As of June 30, 2025, there are 1,863,032 common shares issuable upon the conversion of the issued and outstanding Preferred Shares and PPCs.

Pursuant to the Company’s articles of association, PPCs accrue dividends on the stated value at a rate of 8%. As of June 30, 2025, accrued dividends totaled $126,367 which has been included in other accrued liabilities on the accompanying balance sheet.

Annex A-15

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Treasury Shares per the Swiss Corporate Law

The Company may hold common shares in treasury per Swiss Corporate Law and may consider issuing additional common shares to the Exchange Agent during a capital increase. Swiss law limits the Company’s right to purchase and hold its own shares. The Company and its subsidiaries may purchase shares only if and to the extent that (i) freely disposable equity capital is available in the required amount; and (ii) the combined par value of all such shares does not exceed 10% of the share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. The Company currently does not have any transfer restriction in its articles of association. If the Company owns shares that exceed the threshold of 10% of the Company’s share capital, the excess must be sold or cancelled by means of a capital reduction within a reasonable time.

Shares held by the Company or its subsidiaries are not entitled to vote at the shareholders’ meeting but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Swiss law and the Company’s articles of association do not impose any restrictions on the exercise of voting or any other shareholder rights by shareholders residing outside of Switzerland.

Furthermore, according to Swiss accounting rules, the Company needs to reflect the amount of the purchase price of the acquired treasury shares as a negative position through the creation of a special reserve on its balance sheet. The Company may face negative Swiss tax implications, if it holds more than 10% of its own shares or retains treasury shares for a period exceeding six years. This 6-year period stands still, if the own shares were purchased due to obligations triggered by convertible bonds, option bonds or by employee participation plans, as long as such obligation duly exists (in case of an employee participation plan, however, for a maximum period of 6 years, i.e., in total 12 years).

Common Shares

In January 2025, the Company sold 161,290 common shares for $3.10 per share and received $500,000 of gross proceeds. This issuance of common shares at $3.10 triggered the Down Round Provision included in the outstanding Preferred Shares that were issued in October 2024. See detailed disclosures regarding the financial statement impact of this trigger below.

On March 31, 2025, the Company entered into a Common Shares Purchase Agreement (the “ELOC SPA”) with Alpha Capital Anstalt (“Alpha”), relating to a committed equity line of credit. Pursuant to the ELOC SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of Company common shares, subject to certain conditions and limitations set forth in the ELOC SPA.

The purchase price of the common shares that the Company elects to sell to Alpha pursuant to the ELOC SPA will be 95% of the volume weighted average price of the common shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase Company common shares under the ELOC SPA.

In connection with the execution of the ELOC SPA, the Company issued a pre-funded warrant to purchase 192,308 common shares at par value as consideration for its irrevocable commitment to purchase the common shares upon the terms and subject to the satisfaction of the conditions set forth in the ELOC SPA.

As of June 30, 2025, no shares have been sold under the ELOC SPA. The Company has reflected the estimated fair value of the pre-funded warrants of $296,154 issued to Alpha in connection with the ELOC SPA as a deferred offering cost and additional paid-in capital which is included in prepaid expenses and other current assets on the accompanying balance sheet as of June 30, 2025. The pre-funded warrants estimated fair value was based on the market price of Company’s common shares of $1.54 on the date issued, since the exercise price is equal to par value or de minimis.

Annex A-16

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Deemed Dividends

Down Round Provision Triggers

The Company has issued and outstanding Preferred Shares and warrants to purchase common shares that include down round provisions. During the six months ended June 30, 2025, these down-round provisions were triggered twice when the Company sold common shares at $3.10 in January 2025 (the “January 2025 Trigger”) and sold Preferred Shares and common share warrants for $1.65 in March and June 2025 (the “March 2025 Trigger”).

The January 2025 Trigger resulted in the reduction of the conversion price of the 806,452 Preferred Shares issued in October 2024 of $4.96 to $3.10. The reduction in conversion price was applied to all 806,452 Preferred Shares issued in October 2024, even 600,000 Preferred Shares converted into common shares prior to the January 2025 Trigger.

This was due to the Company executing the sale of a securities purchase agreement in December 2024, (December 2024 SPA”) and delays of the closing being caused by the Company. The Company issued 360,000 PPCs to the Preferred Share holder in January 2025 representing the additional common shares to be issued for the reduction of conversion price of $4.96 to $3.10 to the 600,000 shares converted. The common shares issuable pre and post modification of the conversion price was 806,452 and 1,290,323, respectively, or 483,871 additional common shares issuable upon conversion.

Further, the conversion price was further reduced from $3.10 to $1.65 from the March 2025 Trigger when there was 81,452 PPCs remaining unconverted with a stated value of $4.96 resulting in 114,526 additional common shares being issuable upon conversion. The March 2025 Trigger also reduced the exercise price of outstanding warrants issued in October 2024 from $4.25 to $1.65 per share.

The Company determined the incremental value provided to the preferred shareholder for the reduction in the conversion price from $4.96 to $3.10 and $3.10 to $1.65 using a Black-Scholes model to determine the fair value of the Preferred Shares outstanding pre and post modification to the conversion price caused by the January and March 2025 Triggers. Further, the Company determined the incremental value provided to the warrant holders for the reduction in the exercise price from $4.25 to $1.65. The incremental values computed using the Black-Scholes model on the Preferred Shares and warrants was $571,331 and $42,608, respectively, or a total of $613,939. The Black-Scholes model incorporates the following inputs: expected term .25 – 4.50 years, risk free rate 4.05 – 4.24%, share price $1.54 – $2.06, volatility 121.24%-175.32%, and dividends of 0.00%.

Make Whole Provision

Pursuant to the March 2025 Offering, the Company agreed to a make whole arrangement with Alpha. The Company agreed to issue Alpha 435,000 Preferred Shares to compensate Alpha for the common shares that would have been issued to Alpha under the Debt SPA and December 2024 SPA related to an alleged claim that the Company did not timely honor its price-protection and registration obligations. In return, Alpha would waive any and all liquidated damages arising from such claims. This make whole provision settled on June 27, 2025 with the issuance of 485,000 pre-funded common share warrants with an exercise price equal to par value and Alpha agreed that the issuance fully satisfied any and all claims. Given the nominal exercise price the fair value of the pre-funded warrants was based on the market price of the Company’s common shares on the settlement date of $2.54. The Company recognized a deemed dividend of $1,231,900 for the aggregate value of the pre-funded warrants.

During the six months ended June 30, 2025, the Company has reflected a total of $1,845,839 in deemed dividends for the above transactions which has been presented within shareholders’ equity and increases the net loss available to common shareholders in the computation of loss per share on the statements of operations.

Annex A-17

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Warrants

During the six months ended June 30, 2025, the Company had the following common share warrant issuances:

•        1,181,818 warrants with an exercise price of $1.80 per share exercisable for five years in the March 2025 SPA

•        192,308 pre-funded warrants as a commitment fee pursuant to an equity line of credit executed with Alpha

•        485,000 pre-funded warrants pursuant to a make whole provision in the March 2025 SPA

The following table summarizes the common share warrant activity for the six-month period ended June 30, 2025:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term
Balance at January 1, 2025	1,598,962	$16.44	3.32
Issuances	1,859,126	1.16
Exercises	(76,817)	1.43
Balance outstanding and exercisable at June 30, 2025	3,381,241	$8.38	3.00

The intrinsic value of exercisable but unexercised in-the-money common share warrants at June 30, 2025 was $5,188,448.

Option Plan

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase common shares. The Board of Directors allocated fifteen percent (15%) of the Company’s fully diluted shares to awards that may be made pursuant to the Option Plan.

The exercise prices, vesting and other restrictions of the awards to be granted under the Option Plan are determined by the Board of Directors, except that no share option may be issued with an exercise price less than the fair market value of the common shares at the date of the grant or have a term in excess of ten years. Options granted under the Option Plan are exercisable in whole or in part at any time subsequent to vesting.

The following table summarizes total share option activity for the six-month period ended June 30, 2025:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2024	34,417	$47.14
Granted	—	—
Exercised	—	—
Expired/cancelled	—	—
Balance at June 30, 2025	34,417	$47.14
Options vested and exercisable	24,164

The weighted average remaining contractual life of each of the options outstanding, options vested and exercisable and options expected to vest at June 30, 2025 was 7.1 years.

Annex A-18

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

The following table summarizes unvested share option activity for the six-month period ended June 30, 2025:

	Non-Vested Options	Weighted Average Grant date Fair Value
Balance at December 31, 2024	15,301	$41.11
Granted	—
Vested	5,048
Forfeited	—
Balance at June 30, 2025	10,253	$37.99

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s common shares for those share options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of June 30, 2025, was $2.90 and the aggregate intrinsic value for options outstanding and expected to vest each year was nil. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Share-based compensation expense for the six months ended June 30,2025 and 2024, was $46,248 and $58,570, respectively, and is included in general and administrative expenses. As of June 30, 2025, total unrecognized share-based compensation expense relating to unvested share options was $71,671. This amount is expected to be recognized over a weighted-average period of 1.5 years.

Note 7

Related party consulting agreements:

The Company entered into consulting agreements with several of its senior management.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2025, and 2024, the Company recorded fees to Mr. Konofal of $54,164 and $63,473, respectively, included in research and development expenses on the statement of operating and comprehensive loss.

On March 19, 2024, the Company entered into an exclusive license agreement (the “Aexon Agreement”), with Aexon Labs Inc., a Delaware corporation (“Aexon”). Alexander Zwyer, (the Company’s Chief Executive Officer) owns 35% of Aexon, and Eric Konofal (the Company’s Chief Scientific Officer) owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which the Company has a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon. Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (“License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30%

Annex A-19

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent.

The Company made an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option for the Aexon Agreement, of which $40,000 was paid in cash and the remaining $130,000 was paid in 23,028 common shares. In addition, Aexon will receive 15% of all proceeds earned by the Company in any future sub-licensing agreements. The Company must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5% and 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. For the six months ended June 30, 2025, the Company recorded fees to Aexon of $50,000 which is included in research and development expenses on the statement of operating and comprehensive loss.

In October 2024, the Company entered into a consulting agreement with Ms. Nicole Fernandez-McGovern, the Company’s current Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Fernandez-McGovern a monthly retainer for her services of $18,000 per month. For the six months ended June 30, 2025, the Company recorded fees to Ms. Fernandez-McGovern of $108,000 which is included in general and administrative expenses on the statement of operating and comprehensive loss.

Note 8

Revisions of previously issued financial statements:

The Company identified an error in the classification of Preferred Shares and common shares within shareholders’ equity on the Consolidated Balance Sheets as of December 31, 2024. The error was limited to the line item presentation of “preferred shares” and “common shares” and did not affect total shareholders’ equity (deficit), the consolidated statements of operations, the consolidated statements of equity, the consolidated statements of cash flows, or any other financial statement captions.

The Consolidated Balance Sheets have been revised to correct the presentation of preferred shares and common shares as of December 31, 2024.

The table below summarizes the effect of the revision correcting the error on the Company’s previously issued financial statements as of December 31, 2024 (such revisions are prior to the retrospective restatement of the change in par value equally from CHF 0.80 ($0.88) per share to CHF 0.03 ($0.0369) per share, with the released amounts to be allocated to the Company’s reserves):

Shareholders’ Equity (Deficit)	As Previously Reported	Adjustment	As Revised
Preferred shares, CHF 0.80 par value, 206,452 registered shares issued and outstanding at December 31, 2024	$2,740,958	$(2,574,605)	$166,353
Common shares, CHF 0.80 par value, 3,159,535 registered shares issued and outstanding at December 31, 2024	166,353	2,574,605	2,740,958
Additional paid-in capital	72,820,671	—	72,820,671
Accumulated deficit	(74,430,474)	—	(74,430,474)
Accumulated other comprehensive loss	108,853	—	108,853
Total shareholders’ equity (deficit)	$1,406,361	$—	$1,406,361

As of December 31, 2024, preferred shares includes preferred participation certificates.

Annex A-20

NLS PHARMACEUTICS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 9

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these unaudited interim condensed financial statements were issued.

Warrant Exchange Agreement

On August 5, 2025, the Company entered into a warrant exchange agreement (the “Exchange Agreement”) with Alpha. Pursuant to the terms of the Exchange Agreement, the Company and Alpha agreed to exchange a certain common share purchase warrant dated October 10, 2024 to purchase 207,913 of the Company’s common shares previously issued to Alpha under a securities purchase agreement dated October 9, 2024, between the Company and certain accredited investors, including Alpha (the “Warrant”), for 100,000 common shares (the “Exchange Shares”).

The Exchange Shares are being issued in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended. Pursuant to the Exchange Agreement, the Company agreed to issue the Exchange Shares within one trading day of execution, and acknowledged that Alpha’s holding period for Rule 144 purposes will tack back to the original issue date of the Warrant. The Exchange Shares will have the same rights as the warrant shares under specified provisions of the Warrant.

In addition, Alpha waived any liquidated damages related solely to the Company’s registration obligations under the securities purchase agreements dated October 9, 2024 and December 4, 2024, and the related Registration Rights Agreement, all as previously executed between the Company and Alpha. No other rights under any other agreements were waived.

Annex A-21

Annex B

Kadimastem Ltd.
Interim Condensed Financial Statements as of June 30, 2025
Unaudited

Page
Statements of Financial Position	B-2
Statements of Profit or Loss and Other Comprehensive Loss	B-3
Statements of Changes in Equity	B-4 – B-6
Statements of Cash Flows	B-7 – B-8
Notes to Interim Financial Statements	B-9 – B-13

- - - - - - - - - - - - - - - -

Annex B-1

KADIMASTEM LTD.
STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31, 2024
	2025	2024
	Unaudited		Audited
	USD in thousands
CURRENT ASSETS
Cash and cash equivalents	299	548	650
Pledged cash	—	130	—
Accounts receivable	56	493	130
Total current assets	355	1,171	780

NON-CURRENT ASSETS
Right of use assets	—	80	—
Property and equipment	106	179	123
Total non-current assets	106	259	123
Total assets	461	1,430	903

CURRENT LIABILITIES
Loans from a bank and others	351	317	293
Loans from interested parties	1,081	756	860
Trade payables	672	322	568
Accounts payable	660	164	605
Current maturities of lease liabilities	—	144	(*)
Convertible loan	1,115	743	1,512
Conversion component of convertible loan and warrants	11,663	1,145	5,061
Total current liabilities	15,542	3,591	8,899

NON-CURRENT LIABILITIES
Employee benefit liabilities	—	6	—
Total non-current liabilities	—	6	—
Total liabilities	15,542	3,597	8,899

EQUITY
Share capital	1,324	1,238	1,238
Share premium	64,847	62,286	62,560
Warrants	3,301	1,273	1,273
Reserve from share-based payment transactions	918	546	452
Reserve from transactions with controlling shareholders	4,303	4,013	4,105
Foreign currency translation reserve	(2,040)	(941)	(1,094)
Accumulated deficit	(87,734)	(70,582)	(76,530)
Total equity	(15,081)	(2,167)	(7,996)
Total liabilities and equity	461	1,430	903

____________

(*)      Less than $1.

The accompanying notes are an integral part of the interim financial statements.

August 31, 2025
Date of approval of the financial statements	Ronen Twito CEO and Executive Chairman of the Board	Liora Oren Director	Uri Ben Or Chief Finance Officer

Annex B-2

KADIMASTEM LTD.
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

	Six months ended June 30		Year ended December 31, 2024
	2025	2024
	Unaudited		Audited
	USD in thousands (except per share data)
Research and development expenses, net	576	410	992
General and administrative expenses	685	376	793
Other expenses (expenses for merger with NLS)	101	—	269
Operating loss	1,362	786	2,054
Finance income	(54)	(196)	(6)
Finance expenses related to derivative of conversion component of convertible loan and warrants and shareholder loans.	9,923	548	5,044
Other finance expenses	24	133	93
Finance expenses, net	9,893	485	5,131
Loss before tax benefit	11,255	1,271	7,185
Tax benefit	(51)	(34)	(7)
Loss	11,204	1,237	7,178

Other comprehensive loss net of tax effect:

Amounts that will not be subsequently reclassified to profit or loss:
Actuarial loss from remeasurement regarding defined benefit plans	—	—	(7)
Adjustments arising from translating financial statements from functional currency to presentation currency	(946)	61	(92)
Total other comprehensive loss	(946)	61	(99)
Total comprehensive loss	12,150	1,176	7,277
Basic and diluted loss per share (in USD)	2.81	0.3 (*)	1.71

____________

(*)      Adjusted retroactively due to the reverse share split in 2024.

The accompanying notes are an integral part of the interim financial statements.

Annex B-3

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium		Warrants	Reserve from share-based payment transactions		Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2025 (audited)	1,238	62,560		1,273	452		4,105	(1,094)	(76,530)	(7,996)
Loss	—	—		—	—		—	—	(11,204)	(11,204)
Other comprehensive loss	—	—		—	—		—	(946)		(946)
Total comprehensive loss	—	—		—	—		—	(946)	(11,204)	(12,150)
Ordinary Shares issued upon conversion of convertible loan	86	2,287		2,028	—		—	—	—	4,401
Employee options expired	—	(—	*)	—	(—	*)	—	—	—	—
Shareholder transactions, net	—	—		—	—		198	—	—	198
Cost of share-based payment	—	—		—	466		—	—	—	466
Balance as of June 30, 2025 (unaudited)	1,324	64,847		3,301	918		4,303	(2,040)	(87,734)	(15,081)

____________

(*)      Less than $1.

The accompanying notes are an integral part of the interim financial statements.

Annex B-4

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2024 (audited)	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
Loss	—	—	—	—	—	—	(1,237)	(1,237)
Other comprehensive loss	—	—	—	—	—	61	—	61
Total comprehensive loss	—	—	—	—	—	61	(1,237)	(1,176)
Shareholder transactions, net	—	—	—	—	183	—	—	183
Cost of share-based payment	—	—	—	28	—	—	—	28
Balance as of June 30, 2024 (unaudited)	1,238	62,286	1,273	546	4,013	(941)	(70,582)	(2,167)

The accompanying notes are an integral part of the interim financial statements.

Annex B-5

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2024 (audited)	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
Loss	—	—	—	—	—	—	(7,178)	(7,178)
Other comprehensive loss	—	—	—	—	—	(92)	(7)	(99)
Total comprehensive loss	—	—	—	—	—	(92)	(7,185)	(7,277)
Employee options expired	—	274	—	(274)	—	—	—	—
Shareholder transactions, net	—	—	—	—	275	—	—	275
Cost of share-based payment	—	—	—	208	—	—	—	208
Balance as of December 31, 2024 (audited)	1,238	62,560	1,273	452	4,105	(1,094)	(76,530)	(7,996)

The accompanying notes are an integral part of the interim financial statements.

Annex B-6

KADIMASTEM LTD.
STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year ended December 31, 2024
	2025	2024
	Unaudited		Audited
	USD in thousands
Cash flows from operating activities
Loss	(11,204)	(1,237)	(7,178)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	26	272	413
Financing expenses, net	9,893	485	5,131
Tax benefit	(51)	(34)	(7)
Theoretical salary to shareholder	28	65	130
Cost of share-based payment	467	29	208
Change in employee benefit liabilities, net	—	1	(5)
	10,363	818	5,870

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	79	(59)	321
Increase (decrease) in trade payables	104	(195)	36
Increase (decrease) in accounts payable	55	(55)	379
	238	(309)	736

Cash received (paid) during the period for:
Interest received (paid)	1	(36)	(133)
Net cash used in operating activities	(602)	(764)	(705)

Cash flows from investing activities
Purchase of property and equipment	—	(4)	(6)
Change in pledged cash	—	35	167
Net cash provided by investing activities	—	31	161

The accompanying notes are an integral part of the interim financial statements.
Annex B-7

KADIMASTEM LTD.
STATEMENTS OF CASH FLOWS — (Continued)

	Six months ended June 30,		Year ended December 31, 2024
	2025	2024
	Unaudited		Audited
	USD in thousands
Cash flows from financing activities
Repayment of lease liability	—	(208)	(361)
Receipt of a loan from interested parties	278	—	—
Receipt of a convertible loan from shareholders	—	458	450
Net cash provided by financing activities	278	250	89
Exchange rate differences on balances of cash and cash equivalents	(27)	(115)	(41)
Decrease in cash and cash equivalents	(351)	(598)	(496)
Cash and cash equivalents at the beginning of the period	650	1,146	1,146
Cash and cash equivalents at the end of the period	299	548	650
Material non-cash transactions
Conversion of shareholder loans into equity	4,401	—	—

The accompanying notes are an integral part of the interim financial statements.

Annex B-8

KADIMASTEM LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 1 — GENERAL

A.     Kadimastem Ltd. (the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed an initial public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona, Israel. The Company is a bio-pharmaceutical company that develops industrial regenerative medicine therapies based on differentiated cells derived from Human Embryonic Stem Cells (hESCs) to treat neuro-degenerative diseases such as ALS and Diabetes.

B.      These financial statements have been prepared in a condensed format as of June 30, 2025, and for the period of six months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2024, and for the year then ended and accompanying notes (“annual financial statements”).

C.     During the period of six months ended June 30, 2025, the Company incurred a loss and had negative cash flows from operating activities of $11,204 thousand and $616 thousand, respectively. As of June 30, 2025, the Company’s shareholders’ deficit, accumulated deficit, and negative working capital amounted to $15,081 thousand, $87,734 thousand, and $15,187 thousand, respectively.

The Company’s ability to continue its operations depends on raising resources to finance its operations. The Company plans to finance its operations through loans from investors and the sales of its equity securities, which include, but not limited to, (i) proceeds to be received from private placement transactions, (ii) proceeds to be received from public offerings on the TASE, (iii) issuance of rights to its current shareholders and (iv) completion of merger transaction following to Agreement of Merger and Plan of Reorganization (as amended, the “Merger Agreement”) executed on November 5, 2024 with the NLS Pharmaceutics Ltd. (“NLS”), a Swiss company, whose shares are traded on the Nasdaq Capital Market (the “Nasdaq”), for a merger with the Company through a share exchange transaction. For more information regarding the merger transaction, see also Note 3F and Note 6A below.

However, there is no assurance as to the Company’s ability to generate income or raise additional equity in the future, if at all.

These factors raise substantial doubt as to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments relating to the carrying amounts of assets or liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 — MATERIAL ACCOUNTING POLICIES

A.     Basis of presentation

The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting” and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

NOTE 3 — SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.     Conversion of convertible loan into the Company’s ordinary shares

Further to the matter discussed in Note 15 to the annual financial statements, on April 14, 2025, the Company received a written notice from Mr. Julien Ruggieri, a significant shareholder of the Company, regarding his decision to convert the outstanding principal amount of the convertible loan provided by him to the Company, including accrued interest, in the aggregate amount of approximately $560 thousand (approximately NIS 2.09 million) into ordinary shares of the Company. The conversion was made in accordance with the terms of the convertible loan agreement dated November 22, 2023.

Annex B-9

KADIMASTEM LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

The Company issued to Mr. Julien Ruggieri, a significant shareholder, 316,185 ordinary shares of the Company, and 359,900 non-registered warrants which are exercised by the same number of ordinary shares at an exercise price equal to 110% of the conversion price $1.84 (NIS 6.77) over a period of 42 months from the issuance date. This issuance included 279,952 ordinary shares and 349,940 warrants in respect of the principal of the convertible loan, and 36,233 ordinary shares and 9,960 warrants in respect of accrued interest on the loan, in the amount of $60,749, all in accordance with the Convertible Loan Agreement dated November 22, 2023.

The fair value of ordinary shares and warrants was determined by management using the assistance of an independent third-party appraiser. The fair value of ordinary shares was determined based on the market price of the Company’s ordinary shares on the TASE at the issuance date based on trading data at such date. The fair value of the warrants was calculated using economic models (Monte Carlo model and Binomial model), considering the share price, exercise price, exercise period, historical volatility, risk-free interest rate, and expected dividend (zero).

B.     As of the reporting dates, the fair value of the conversion feature and financial derivative feature was determined by management using the assistance of an independent external appraiser, using economic models (i.e. Monte Carlo model and Binomial model). The measurement of the fair value was classified under level 3 in the fair value hierarchy.

The parameters used in calculating the fair value according to the aforementioned model are:

	December 31, 2024	June 30, 2025
Share price (in $)	3.52	7.74
Volatility – conversion feature of loan (%)	106%	83%
Volatility – warrants (%)	78%	75%
Risk-free interest – conversion feature (%)	4.2%	4.0%
Risk-free interest – warrants (%)	4.2%	3.9%
Life expectancy (in years)	0.17	0.18

C.     Below is the movement in the conversion feature and financial derivative:

	Six months ended June 30,		Year ended December 31, 2024
	2025	2024
	Unaudited		Audited
	USD in thousands
Balance as of January 1	5,061	1,002	1,002
Initial recognition	—	368	368
Conversion of loan	(4,156)	—	—
Revaluation expense (income) of financial derivative and the conversion feature	9,957	(188)	3,639
Revaluation recognized in Other Comprehensive Income	801	(37)	52
Balance as of June 30 (December 31)	11,663	1,145	5,061

D.     During the reporting period, due to the extension of the repayment date of the loan provided by the Company’s shareholders until June 30, 2025, the loan amount was revalued at approximately $182 thousand which was recorded against capital reserve from transactions with controlling shareholders, before deducting an amount of $42 thousand in respect of a tax benefit.

E.     On January 30, 2025, the special general meeting of the shareholders of the Company approved the appointment of Mr. Ronen Twito as the chairman of the Board of Directors and the Chief Executive Officer of the merged company following the completion of the pending merger with NLS, as well as his updated terms of service, which shall become effective upon completion of the merger transaction. It was also approved to grant 157,995 Restricted Stock Units (RSUs), for no consideration, to Mr. Ronen Twito,

Annex B-10

KADIMASTEM LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

which shall vest into the same number of ordinary shares in 24 equal monthly installments, over a total period of two years, with the start of vesting on January 2, 2025. The price of the ordinary shares at the grant date was $4.25 (NIS 15.25). The fair value of the RSUs was calculated according to the Black and Scholes model in a total amount of approximately $650 thousand (NIS 2.4 million).

The RSUs will immediately vest, partially or fully, under certain conditions including immediate vesting of 30% of the unvested RSUs upon an event of capital raising (including through capital raising as a result of exercising options) in total amount of $10 million or more by the merged company, subject to the completion of the merger transaction with NLS and immediate vesting of 60% of the unvested RSUs upon completion of the merger transaction.

Through June 30, 2025, the Company recorded expenses of $415 thousand related to the grant of these RSUs. In addition, through June 30, 2025, 38,741 RSUs have been vested.

F.      On November 5, 2024, after approval by the Board of Directors, the Company entered into a definitive and binding Merger Agreement with Swiss biopharma company, NLS, which develops innovative treatments for rare and complex Central Nervous System (CNS) disorders and its common shares are traded on the Nasdaq under the symbol “NLSP”. On January 30, 2025, the Merger Agreement was approved by the general shareholders meeting. Upon completion of the merger transaction, the current shareholders of the Company, on a fully diluted basis, will hold up to 85% of the issued and outstanding shares of NLS post-merger (the “Merged Company”). The common shares of the Merged Company are expected to be traded on the Nasdaq.

The completion of the merger transaction is subject to fulfillment of certain conditions precedent, including actions that NLS is required to take until the completion of the merger transaction, including the arrangement for the continued trading of its common shares on Nasdaq and its compliance with the necessary threshold conditions for that, as expected to be examined by Nasdaq as part of the application for trading of the Merged Company close to the completion date of the merger transaction.

The Company also announced the completion of a fundraising round through a private placement for NLS for a total amount of $3 million ($2 million of which has been received and completed and the remaining amount of up to $1 million is subject to the registration of the common shares for trading (see also Note 3H below)), as well as signing an agreement for up to a $25 million investment in NLS.

From time to time the parties announced an extension of the Merger Agreement until August 31, 2025, in order to obtain all necessary approvals and to complete the remaining conditions precedent. For more information related to filing of the registration statement on Form F-4 see also Note 6A and 6B below.

G.     Loan agreement on beneficial terms between the Company and Prof. Michel Revel

On April 22, 2025, the Company’s Audit Committee and the Board of Directors approved a loan agreement with Prof. Michel Revel, the Chief Science Officer, director and significant shareholder of the Company (the “Loan Agreement” and “Prof. Revel”, respectively), under which Prof. Revel will provide the Company with a loan of $269 thousand, which bears no interest, is not linked to any index and is unsecured. The loan shall remain in effect for a period of 1 year, which shall automatically be renewed for consecutive 12-month periods, unless the parties agree to an earlier repayment in writing, at least 30 days prior to the end of the applicable term.

Subject to the approval of the Company’s general meeting of shareholders, which was obtained on June 10, 2025, the loan shall be converted into Company ordinary shares, at the earlier of (i) a date close to the closing date of the Company’s merger transaction with NLS, if and when completed, at the market price as that time (calculated as the average share price of the 14 trading days before the conversion date) or (ii) alternatively, upon an event under which the Company completed a capital raising close to the completion date of the merger transaction or any other capital raising, according to the share price and other terms of the aforementioned capital raising.

During the reporting period, the Company recorded in the capital reserve from transactions with controlling shareholders in a total amount of $53 thousand, before deducting an amount of $12 thousand due to a tax benefit.

Annex B-11

KADIMASTEM LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

H.     As noted in Note 3F above, on June 30, 2025, the Company, together with NLS, announced the completion of the remaining fundraising through a private placement transaction that amounted to $1 million. The share price of the fundraising transaction was determined at $1.65, which reflects a 10% premium above NLS common share price at the signing date of the fundraising agreement (i.e., March 28, 2025).

The primary purpose of the fundraising is to provide financing for the merger transaction and the subsequent period, to support working capital needs, and for other general corporate purposes.

NOTE 4 — GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30		Year ended December 31, 2024
	2025	2024
	Unaudited		Audited
	USD in thousands
Salaries and related expenses	68	93	131
Professional services and consultants	115	145	169
Legal fees	41	59	79
Office leasing and maintenance	13	4	(79)
Share-based payments	327	21	189
Directors’ fees	99	84	182
Vehicles expenses	9	2	7
Depreciation and amortization	2	40	187
Other general and administrative expenses	11	(72)	(72)
	685	376	793

NOTE 5 — FINANCE EXPENSES, NET

	Six months ended June 30,		Year ended December 31 2024
	2025	2024
	Unaudited		Audited
	USD in thousands
Financing income
Exchange rate differences	53	8	1
Other financing income	1	188	5
	54	196	6

Financing expenses
Exchange rate differences	10	88	48
Financing expenses in respect of lease liabilities	—	18	19
Financing expenses in respect of short-term credit and bank fees	14	27	26
Revaluation of the conversion component and Derivative warrants related to a convertible loan and a loan from an interested party	9,923	548	5,044
	9,947	681	5,137
Financing expenses, net	9,893	485	5,131

Annex B-12

KADIMASTEM LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 6 — SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

A.     On July 2, 2025, the Company announced that to obtain all approvals for the completion of the merger transaction between the Company and NLS and to fulfill the remaining conditions precedent, on July 1, 2025, the Company and NLS entered into an amendment to the Merger Agreement to extend the deadline for completing the merger transaction to August 31, 2025.

B.      During the reporting period, between April and July 2025, following comments received from the Securities and Exchange Commission, NLS filed several amendments to a registration statement on Form F-4 which includes, inter alia, a description of the Company’s activities, its updated annual financial statements as of December 31, 2024 and several clarifications made to the Merger Agreement based on the terms as agreed between the parties within the framework of the merger transaction, as approved by the Company’s shareholders’ meeting.

C.     On July 17, 2025, following the Company’s reports regarding a joint development with ITOLERANCE Ltd. (the “Joint Development”) pursuant to which the Company is entitled to a grant in a total amount of $1 million from Bi-National Industrial Research and Development Foundation (“BIRD-F”) and the Company’s reports on previous payment approvals from the grant, the Company announced that on July 16, 2025, the BIRD-F approved an additional payment for the Joint Development from the grant, amounting to approximately $166 thousand and in aggregation since the commencing of the project approximately $833 thousand, for the progress of the development at this stage (the “Approval of the additional payment”).

The approval of the additional payment was received following the Company’s successful PRE-IND meeting with the U.S. Food and Drug Administration (FDA) in February 2025.

Management believes the decision by the BIRD-F to approve the additional payment is recognition of the scientific and business achievements of the Company and ITOLERANCE, which are collaborating on the continued steps of Joint Development as mentioned above.

D.     On August 13, 2025, Mr. Julien Ruggieri, a significant shareholder of the Company, exercised 140,066 warrants from a 2023 agreement, into the same number of ordinary shares of the Company, as part of the convertible loan transaction, in consideration for a total of $276 thousand.

E.      On August 29, 2025, the Company’s Board of Directors approved the amendment to the Merger Agreement to extend the deadline for completion of the merger transaction by up to 60 days until October 31, 2025.

- - - - - - - - - - - - - - - - - - - - - -

Annex B-13

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required; however, some scholars also advocate that with any breach of duty, indemnification by the Company is not permissible), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of our board of directors, or our Board, executive officers, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to members of our Board and executive officers.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the Company.

We have obtained directors’ and officers’ liability insurance to cover certain actions undertaken by our Board and executive officers.

Following the Merger, our directors will enter into indemnification agreements with us whereby we (1) agreed to indemnify and hold harmless the director to the fullest extent permissible under applicable law, against any and all claims raised or threatened by third parties against the director which arise out of or in connection with the services performed a member of our board of directors. This indemnity shall cover (i) reasonable costs of investigation, (ii) court costs (including costs of appearing as a witness), (iii) reasonable costs of legal representation, (iv) any fines, penalties, fees, or related payments expenses. Additionally, we will indemnify and hold harmless, to the fullest extent permitted by law, our directors from against all damages, losses, liabilities and expenses in connection with threatened, pending or completed actions, proceeding or investigations, whether civil, criminal, administrative or other (including but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) which they or any of them shall or may incur or sustain by or reason of (i) any act done or alleged to be done, concurred or alleged to be concurred in or omitted or alleged to be omitted in or about the execution of their duty, or alleged duty; (ii) serving as a member of our board of directors or member of our executive management; or (iii) serving at our request as director, officer, or employee or agent of another company, partnership, trust or other enterprise. We may enter into indemnification agreements with each of our directors, the form of which has been filed as an exhibit to this proxy statement/prospectus.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Document
2.1*

Agreement and Plan of Merger, dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

2.2*

Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

2.3*

Amendment No. 2 to Agreement and Plan of Merger, dated as of February 17, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

2.4*

Amendment No. 3 to Agreement and Plan of Merger, dated as of May 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

2.5*

Amendment No. 4 to Agreement and Plan of Merger, dated as of June 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

2.6*

Amendment No. 5 to Agreement and Plan of Merger, dated as of July 1, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

2.7*

Amendment No. 6 to Agreement and Plan of Merger, dated as of July 18, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

2.8*

Amendment No. 7 to Agreement and Plan of Merger, dated as of August 29, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).

3.1*	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on November 15, 2024).
3.2*	Form of Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Annex D to the Form F-4/A filed on September 3, 2025).
4.1*	Form of Pre-funded Warrant.
4.2*	Form of Contingent Value Right Agreement, by and between NLS Pharmaceutics Ltd. and VStock Transfer, LLC (filed as Exhibit 4.2 to Form F-4 (File No. 001-284075) filed on September 3, 2025).
5.1*	Opinion of Baker McKenzie Switzerland AG, Swiss counsel to NLS Pharmaceutics Ltd.
5.2*	Opinion of Sullivan & Worcester LLP, U.S. counsel to NLS Pharmaceutics Ltd.
8.1*	Opinion of Baker McKenzie Switzerland AG regarding certain Swiss tax matters.
10.1*

Form of Equity Securities Purchase Agreement, dated October 9, 2024, by and among NLS Pharmaceutics and certain purchasers thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 11, 2024).

10.2*

Form of Debt Securities Purchase Agreement, dated October 9, 2024, by and among NLS Pharmaceutics and certain purchasers thereto (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed October 11, 2024).

10.3*	Form of Warrant Amendment Agreement (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed October 11, 2024).
10.4*	Form of Registration Rights Agreement (equity) (filed as Exhibit 99.6 to Form 6-K (File No. 001-39957) filed October 11, 2024).
10.5*	Form of Registration Rights Agreement (debt) (filed as Exhibit 99.7 to Form 6-K (File No. 001-39957) filed October 11, 2024).
10.6*	Form of Exchange Agreement (filed as Exhibit 99.8 to Form 6-K (File No. 001-39957) filed October 11, 2024).

Exhibit Number	Description of Document
10.7*	Feasibility Study Agreement, dated September 9, 2018, by and among Kadimastem Ltd., the Australian Foundation for Diabetes Research, and the Sydney Cell Therapy Foundation Pty Limited.
10.8*	Research and License Agreement, dated January 22, 2015, by and between the Ramot At Tel Aviv University Ltd and Kadimastem Ltd.
10.9*	Collaborative Research and Development Agreement, dated April 29, 2023, between iTolerance, Inc. and Kadimastem Ltd.
10.10*	Amended and Restated Research and License Agreement, dated May 7, 2013, between Hadasit Medical Research Services and Development Ltd. and Kadimastem Ltd.
10.11*	Form of Indemnification Agreement.
10.12*

Form of Securities Purchase Agreement, dated December 4, 2024, by and between NLS Pharmaceutics and the certain purchaser thereto (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 4, 2024).

10.13*	License Agreement, dated August 31, 2009, by and between Yeda Research and Development Ltd. and Kadimastem Ltd. (unofficial English translation from Hebrew original).
10.14*

Form of Securities Purchase Agreement, dated March 27, 2025, by and between NLS Pharmaceutics and the certain purchasers thereto (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed March 31, 2025).

10.15*	Form of Registration Rights Agreement (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed March 31, 2025).
10.16*	Form of Common Warrant (filed as Exhibit 99.5 to Form 6-K/A (File No. 001-39957) filed April 4, 2025).
10.17*	Common Shares Purchase Agreement, dated March 30, 2025, between NLS Pharmaceutics and Alpha Capital Anstalt (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed March 31, 2025).
10.18*	Form of Pre-Funded Warrant (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed March 31, 2025).
10.19*

Letter of Commitment and Notice of Commencement of an Approved Program to the Israel Innovation Authority for Kadimastem Ltd., dated December 9, 2021 (unofficial English translation from Hebrew original).

10.20*	Share Option Plan Regulation 2021 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 22, 2021).
10.21*	At-the-Market Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, dated March 3, 2022 (filed as Exhibit 1.1 to Form 6-K (File No. 001-39957) filed on March 4, 2022).
10.22*	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 8, 2022).
10.23*	Form of Pre-Funded Warrant (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed December 8, 2022).
10.24*	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K File No. 001-39957) filed April 14, 2022).
10.25*	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
10.26*	Form of Short Term Note Agreement (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed August 23, 2022).
10.27*	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 3, 2022).
10.28*

Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and Armistice Capital Master Fund Ltd. and Lind Global Fund II LP, dated March 20, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed March 21, 2024).

10.29*	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-39957) filed March 21, 2024).
10.30*	Form of Placement Agent Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed March 21, 2024).
10.31*

Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and Armistice Capital Master Fund Ltd. and Intracoastal Capital LLC, dated June 28, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed July 1, 2024).

10.32*	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-39957) filed July 1, 2024).
10.33*	Form of Series A Placement Agent Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed July 1, 2024).

Exhibit Number	Description of Document
10.34*	Form of Series B Placement Agent Warrant (filed as Exhibit 4.3 to Form 6-K (File No. 001-39957) filed July 1, 2024).
10.35*

Form of Warrant Amendment Agreement, by and between NLS Pharmaceutics Ltd. and Armistice Capital Master Fund Ltd., dated September 16, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed September 16, 2024).

10.36*	Agreement for the Provision of Manufacturing Service, dated July 17, 2024, between Pluri Inc. Kadimastem Ltd.
10.37*

Amendment to Securities Purchase Agreement, dated June 26, 2025, between NLS Pharmaceutics and the certain purchaser thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed June 30, 2025).

10.38*	Form of Common Warrant (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed June 30, 2025).
10.39*	Side Letter (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed June 30, 2025).
21.1*	Listing of Subsidiaries (filed as Exhibit 8.1 to Annual Report on Form 20-F filed on May 16, 2025).
23.1*	Consent of PricewaterhouseCoopers AG.
23.2	Consent of Marcum LLP.
23.3*	Consent of Baker McKenzie Switzerland AG, Swiss counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.1).
23.4	Consent of Kost Forrer Gabbay & Kasierer, a member of Ernst & Young Global.
23.5*	Consent of Baker McKenzie Switzerland AG, Swiss tax counsel to NLS Pharmaceutics Ltd. (included in Exhibit 8.1).
23.6*	Consent of Sullivan & Worcester LLP, U.S. counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.2).
24.1	Power of Attorney (included on signature page herein).
99.1*	Form of Invitation (filed as Appendix 1 to the Form F-4/A filed on September 3, 2025).
99.2*	Form of Registration Form for Extraordinary Meeting of Shareholders of NLS Pharmaceutics Ltd (filed as Appendix 2 to the Form F-4/A filed on September 3, 2025).
99.3*	Form of Proxy Card (filed as Annex H to the Form F-4/A filed on September 3, 2025).
99.4*	Consent of Moore Financial Consulting, relating to valuation reports for NLS Pharmaceutics Ltd. and Kadimastem Ltd.
99.5*	Fairness Opinion Letter (filed as Annex E to the Form F-4/A filed on September 3, 2025).
99.6*	Consent of Prof. Michel Revel as director nominee.
99.7*	Consent of Eran Iohan as director nominee.
99.8*	Consent of Liora Oren as director nominee.
99.9*	Consent of Tammy Galili as director nominee.
99.10*	Consent of Ronen Twito as director nominee.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table.

____________

*        Previously filed.

(b) Financial Statements

The financial statements filed with this Registration Statement on Form F-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(1)    The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    The undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)    The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

(11)  The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(12)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland, on November 5, 2025.

NewcelX Ltd.
By:	/s/ Ronen Twito
Ronen Twito
Executive Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

The undersigned officers and directors of NewcelX Ltd. hereby constitute and appoint Ronen Twito with full power of substitution, as our true and lawful attorney-in-fact and agent to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-4, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act, this registration statement on Form F-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronen Twito	Executive Chairman and Chief Executive Officer	November 5, 2025
Ronen Twito	(Principal Executive Officer)
/s/ Uri Ben Or	Chief Financial Officer	November 5, 2025
Uri Ben Or	(Principal Financial and Accounting Officer)
/s/ Michel Revel	Director	November 5, 2025
Michel Revel
/s/ Olivier Samuel	Independent Director	November 5, 2025
Olivier Samuel
/s/ Eran Iohan	Independent Director	November 5, 2025
Eran Iohan
/s/ Liora Oren	Independent Director	November 5, 2025
Liora Oren
/s/ Alexander C. Zwyer	Director	November 5, 2025
Alexander C. Zwyer
/s/ Tammy Galili	Director	November 5, 2025
Tammy Galili

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of NewcelX Ltd. in the United States, on November 5, 2025.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director